SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

corresponding to the year

ended June 30, 2004 and 2003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation
Annual Report
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Business Highlights
Auditors’ Report

CORPORATE PROFILE

Cresud is one of the largest agribusiness companies in Argentina and the only company in this sector that is listed on the Bolsa de Comercio de Buenos Aires and on the NASDAQ in the United States.

Since September 1994 the company has experienced an important transformation, led by a professional management team and based on an aggressive policy of investment in land, beef cattle and technology. Such policy has transformed the company into a type of Real Estate Investment Trust (REIT) in the Argentine rural sector. REITs, in general, have been highly accepted in the United States, but they do not exist in our country. Given its dedication to the formation and exploitation of an attractive portfolio of farms, Cresud almost operates as a REIT.

One of the advantages of Cresud is its focus on Argentina, a country famous for the quality and extension of its land and its role as one of the principal worldwide exporters of agribusiness products.

Cresud’s goal is to strengthen its competitive position as one of the leading companies in the agribusiness sector.

LETTER TO SHAREHOLDERS

Dear Shareholders:

In the course of the fiscal year ended June 30, 2004, the Company continued with the successful development of its diversified strategy of agricultural and cattle raising operations and included the advancement of new and ambitious projects in addition to conducting profitable real estate purchase and sale transactions.

The macroeconomic context, both at the global and local levels, favored the evolution of the business due to its top conditions. The strong growth in the US and global economy, the interest rates hitting all-time lows and the high prices of commodities generated a context in which Argentina’s GDP posted a year-on-year 9.8% increase during the twelve-month period ended June 30, 2004.

The Company succeeded in tailoring its strategy to the ever-changing conditions in the agricultural and cattle market. The counterpart of the recovery in the price of grains was disciplined control over costs. Therefore, the gross margin generated by sales of grains saw a significant increase, from 21.4% in fiscal year 2003 to 42.8% in fiscal year 2004. The production of grains increased by 6% and amounted to 74,612 tons.

Additionally, the unusual appreciation in the value of farms, which, measured in US Dollars greatly exceed the prices prior to the devaluation of the Argentine Peso, allowed the Company to conduct outstanding sales transactions.

In the course of fiscal year 2004, a part of the farming establishment located in Tapenagá was sold, which generated a Ps. 1.1 million profit, equivalent to a 61% return on the investment. In addition, subsequent to year-end, preliminary sales agreements were entered into for the sale of the Ñacurutú and San Enrique farms, which will respectively generate profits of US$ 2.7 million and US$ 4.3 million for the Company, and impact favorably the financial statements for the next fiscal year. The proceeds obtained from these transactions will imply a return on the investment close to 100% in the first case and an all-time high margin of approximately 750% in the second case. Not only do these transactions serve as proof of the outstanding track record of the Company in this type of transactions, but are also examples of the as yet unrealized value of its assets.

We believe that the potential for this sector lies in the development of marginal areas, as has been the case in various countries around the world. Thanks to current technology, we can obtain yields similar to those in central areas with higher profitability. As of June 30, 2004, Cresud holds land reserves amounting to over 266,000 hectares, purchased at very low prices. We are convinced that as this land is developed, and on the basis of the continuous progress being made in technology, the value of this land will appreciate, generating significant profits for the Company.

Looking forward, we will remain alert to the possibility of taking advantage of other such opportunities that may appear on the market: we will sell land with mature businesses which generate good returns on the investment for the Company and will mainly acquire farms located in marginal areas with high productive potential. It is also for this purpose that we are now exploring investment alternatives outside Argentina.

As regards our strategy of exploitation of the potential offered by under-utilized land, in the course of fiscal year 2004 we completed the development of 1,185 hectares for agriculture under irrigation in our “Agro Riego San Luis” property. Today there are 3,700 hectares with production capacity similar to that of the central area. In addition, we are making progress with the development of our “Los Pozos” property to which we have now added a total of 6,000 hectares for agricultural production and livestock raising.

Our current plans include the development of a large-scale dairy farm with cutting-edge technology. This farm would help us increase our current production capacity by 36,000 liters of milk per day. The yields forecasted for this business are even higher than the yields of the agricultural business. During fiscal year 2004 this business unit recorded an outstanding gross margin of Ps. 1.9 million (equivalent to 59%), i.e., a 102.2% increase compared to the margin obtained during the same period of the prior year.

The increase in the land devoted to agricultural production in conjunction with some climatic problems in different areas of the country showed that hosting services are a feasible alternative for livestock farmers. In addition, the yields in the livestock business resulting from feedlot fattening were substantially higher than those yielded by pasture-fed animals. Therefore, average monthly occupation in Cactus increased by 33% and amounted to 24,000 head during the fiscal year. In the light of this situation, in fiscal year 2004 we enhanced the capacity of the feedlot by adding 14 new yards with capacities ranging from 2,500 to 4,000 new head. And we are currently planning to open our second feedlot during fiscal year 2005.

As regards our investment in IRSA Inversiones y Representaciones S.A., we have decided to convert the amount of 5 million of the Convertible Bonds (Obligaciones Negociables Convertibles “ONC”, as per the acronym in Spanish) as part of our long-term strategy to revert the reduction in our ownership interest resulting from the ONC converted and the options exercised by third parties in the course of the year. During fiscal year 2004, our investment in IRSA generated a Ps. 25.5 million profit.

Net income for the year ended June 30, 2004 amounted to Ps. 32.1 million. Although this amount is Ps. 32.9 lower than the result for the prior year, it should be clarified that earnings for that period had reflected the positive impact of extraordinary occurrences such as the sale of stocks of grains and nominal appreciation in the price of cattle stocks as well as the appreciation in the nominal exchange rate which had a positive effect on our financial results and our investment in IRSA, among others.

Looking forward to the next fiscal year, we expect to continue generating the results that reflect all the effort and work of recent years, during which we have built up a top-of-the-line portfolio of land holdings with considerable potential for appreciation and high production capacity. Although we are cautious with respect to Argentina’s future given the uncertainty arising from all the issues pending resolution, we are highly confident about the expansion potential in the agricultural and cattle raising sector.

As the Second Vice-Chairman of Cresud S.A. I could not conclude these comments without conveying our special thanks to our shareholders, investors, customers and suppliers for their constant support and trust, as well as our gratitude for the commitment and efforts of our directors and employees, without whom the success achieved this year would not have been possible.

Buenos Aires, September 7, 2004.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

PURPOSE

Our purpose is to strengthen our position as one of the leading agricultural companies in Argentina through:

•	acquiring and leasing farmland and subsequently increasing production;

•	optimizing yields;

•	diversifying products and geographical locations;

•	acting as a real estate investment vehicle in Argentina; and

•	realizing farmlands after their appreciation and/or enhancements in their agricultural and cattle raising production potential.

Acquisition and lease of farmland and subsequent increase in production

Our three principal means for increasing crop, livestock and milk production are:

1)	Significantly increasing our total land area in various regions of the country by capitalizing on opportunities to acquire land as they arise. We believe that due to the current credit constraint and lack of liquidity in the Argentine agricultural sector, many local producers are willing to sell their businesses and landholdings at attractive prices.

2)	Leasing of farmlands. Our land leasing policy is designed to supplement our growth strategy, using our liquidity for investments in our main agricultural and livestock businesses. In addition, our strategy based on the leasing of land provides us with an added level of flexibility with respect to the share of each of our products in total production.

3)	Developing farmlands in marginal areas. As of June 30, 2004, Cresud holds land reserves amounting to over 266,000 hectares located in areas in which agricultural and livestock opportunities are not exploited at their full potential. We believe that the technological tools we have available will allow us to make successful developments that will result in the appreciation of our land portfolio.

Optimization of Yields

We intend to continue using modern technology to increase production yields. We have already made, and plan to make, further investments in modern machinery to enhance crop production. Irrigation equipment will be installed on some of our farms in order to achieve higher output levels. In addition, we believe we can improve crop yields by using high-potential seeds and fertilizers and by introducing advanced land rotation techniques.

We expect to improve beef cattle production through the use of advanced breeding techniques and animal health-related technologies. In addition, we plan to improve the use of pastures. We also plan to continue investing in infrastructure (for instance, water supply facilities, electric fences, etc.).

With respect to our milk production, we will invest in the use of advanced feeding and animal health techniques and build a new large-scale dairy farm equipped with cutting edge technology.

Product and geographical diversification

We maintain a strategy of diversification with respect to both our product mix and the geographical location of our farmlands. This strategy is intended to counterbalance the two major risks associated with the business, namely climate and the unpredictable fluctuations of commodity prices. In order to minimize such risks, we own and lease land in various regions of the country with different weather patterns, and we seed a diversity of products.

Vertical integration

Our growth in size and the increase in production volume may, in the future, allow us to expand our operations into the processing of some of our products. Although no fixed timetable has been established for the implementation of such activities, we continue to evaluate opportunities as they arise and we believe that this will occur naturally as our operations grow.

Preservation over the long term of our investment in IRSA

In view of the extent of the Company’s investment in IRSA, the results of IRSA’s operations have a significant impact on the results of our operations.

IRSA Inversiones y Representaciones Sociedad Anónima was founded in 1943. Today it is the largest real estate investment company in Argentina and the only Argentine real estate company listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

IRSA is the best vehicle to access the Argentine real estate market because of its achievements over the years, its significant and diversified portfolio of properties thanks to which it leads almost all the markets it has entered and the skills and strength of its management in taking advantage of opportunities and maximizing company and shareholder value.

In the course of this fiscal year we have decided to convert the amount of 5 million ONC as part of our long-term strategy to revert the reduction in our ownership interest resulting from the ONC converted and options exercised by third parties in the course of the year.

MACROECONOMIC CONTEXT

International Overview

The massive doses of fiscal and monetary stimulation applied by the monetary authorities of the most developed countries have spurred vigorous expansion in their economies. According to Consensus Forecasts, by the end of the year 2004, United States’ GDP would have grown by 4.5%; Japan’s by 4.2%, Great Britain’s by 3.2% and the most delayed regions of the Eurozone would be posting a 1.7% GDP increase. Also the emerging markets would be benefiting from this boom, as Eastern Europe would see a GDP increase of 5.5%, Latin America of 4.6% and China would once again become the most dynamic economy with a GDP growth in the year 2004 of 8.7%. In short, Goldman Sachs forecasts for the year 2004 a 4.8% increase in global production, compared to 3.4% in the year 2003. This current optimism may only be dispirited by the continuous increase in oil prices that might turn into a threat to the normal conduct of economic activities all over the world.

This encouraging outlook, which in the case of the United States had started to be envisaged since the last quarter of 2003, brought about an increase in the level of the prices of the products caused by permanent growth in domestic demand. In the light of signs indicating that an inflationary process might be in the making, the Federal Reserve has been changing its message since early 2004 in relation to the interest rate levels, which were at their lowest point in the last 50 years. The Federal Reserve’s prior messages led the market to rule out a rise in interest rates ahead of time and rates showed an upwards trend all over the world. Finally, during the meeting of the Board of the Federal Reserve in early July, a 25 basis point increase was officially announced, and the interest rate went up from 1% to 1.25%, which put an end to years of downward cycles. This moderate increase in the federal fund interest rate preannounces a change of direction in monetary policy and although the implied message has been of moderation, the impact that record oil prices may have on the main global economy should not be disregarded. The considerable recovery in the Japanese economy was possible in a scenario with improvements in the consumption and investment levels and especially due to the growing external demand from China. In this respect, the determining weight of this giant Asian economy in the global market constitutes a risk factor to take very much into account in the event of a slowdown in its growth. The European Union was not different from the rest of the world growing at an annual rate of 2.5%. A negative aspect here is that its main member, Germany, is virtually stagnated and growing at an annual rate below 1%.

As a reflex of the encouraging behavior of the main global economic powers, emerging economies have accompanied the current virtuous cycle thanks to the support offered by the extraordinary behavior in commodity prices. Future potential risks include the possibility of an acceleration in interest rates, whose impact, in economies heavily indebted such as Brazil’s, might lead to tension in financial markets. Argentina, whose economy is in a situation similar to that of its main MERCOSUR counterpart, is re-negotiating its defaulted debt and the speed with which such negotiation proceeds will be decisive to seize the opportunities offered by current international interest rates.

The Argentine Economy

One of the most noteworthy aspects of the recovery of the Argentine economy during 2003 is that it has been almost solely powered by domestic absorption. Even with a major shrinkage in consumption on the part of the public sector and thanks to the force propelled by private consumption and investment, the contribution of domestic demand to the growth in GDP stood at approximately 10.2%, a situation partially offset by the 1.5% negative contribution by the external sector. The growth rate for the whole year in 2003 was 8.7% and, for the first time in the past ten years, the consolidated primary surplus in the National Public Sector exceeded a 2% GDP, reaching 2.4%. The aggregate of positive macroeconomic indicators saw intense acceleration in the course of the second half of 2003, in the fourth quarter GDP posted an 11.3% year-on-year increase whilst fixed gross investment during the same period grew by 48.8%.

All the progress made in terms of economic activities took place in the framework of sustained stability in terms of inflationary trends. Suffice it to say that the Wholesale Price Index (WPI) for the whole of 2003 posted a 2% increase and the Consumer Price Index (CPI) for the same period increased by 3.7%. This performance came as a surprise to most private analysts and, to a given extent, it exceeded the initial expectations of government officials. It is now clear that the normalization in Argentina’s political institutions after the national elections held in April 2003 has been a strengthening ingredient that accompanied the sustained growth process, which at the end of 2003 had succeeded in posting seven consecutive quarters with positive sign.

Source: Estudio Miguel Angel Broda y Asoc.

By a wise application of monetary policy, the Banco Central de la República Argentina (Argentine Central Bank, BCRA) met the liquidity needs of the economy through the monetization of the current account surplus. Additionally, the Monetary Unification Program led to the elimination of all provincial quasi-currencies and to their replacement by legal tender currency. As of December 2003, the total amount of quasi-currencies eliminated was Ps. 7,508 million, accounting for 98% of the total as of that date. The expansion in the monetary base and the issuance of the Argentine Central Bank’s short-term bills (LEBAC) were proof of the continuity of a flexible monetary policy with no inflationary effects. By the end of 2003, international reserves amounted to US$ 14,119 million, a US$ 3,643 million increase compared to 2002. The most significant issues pending resolution include the delayed renegotiation of Argentina’s large external debt, which as of December 2003 amounted to US$ 145,583 million, of which approximately US$ 90,000 million correspond to Argentina’s default on its indebtedness announced in late 2001.

Until March 2004 the economy continued to grow at a pace of 8% per year, posting then the eighth consecutive quarter or robust growth. In the course of the second quarter some signs of a slow down were noticed due mainly to two factors: evidence of the energy crisis, partially offset by the application of measures such as importing fuel oil from Venezuela, and a reduction in the availability of funds both for companies and individuals resulting from the due dates for the payment of taxes of May and June. In addition, there had been a slight acceleration in inflation compared to the same period for the prior year, caused by the adjustment of some public utilities rates applied to industrial consumers and the continuation of a strongly expansive monetary policy aimed at sustaining the level of economic activities. However, most analysts consider it highly unlikely that there will be further increases in retail prices because the purchasing power of most workers is still deteriorated. In spite of the above negative factors, all economic activity indicators have posted positive signs. It should be emphasized that industrial production grew by 10.5% in the quarter April/June and the construction industry grew by 23.1% in the same period. Though unevenly, foreign trade records have also shown major growth: while exports grew by 12.9% in the first half-year of 2004, imports grew by 72.5% in the same period. The outstanding increase in imports corresponds to imports of goods in general, but with a marked increase in capital goods, driven by the increase in the level of economic activities. Looking forward, the price of Argentine commodities, main driver of growth in exports, might be affected by the uninterrupted increase in the price of oil, which has the main world economies on edge.

Source: Estudio M.A. Broda y Asoc.

As of June 30, 2004 the Ps./US$ exchange rate was Ps. 2.96, posting a 5.4% increase compared to the exchange rate as of June 30, 2003, which had been Ps. 2.80; price indices for the same 12 months elapsed showed a moderate increase of 4.9% in retail prices and of 8.6% in wholesale prices. In the course of the first half of 2004 the outstanding performance in the fiscal front consolidated and total revenues for that period amounted to Ps. 52,866 million, yielding a primary income of Ps. 11,832 million, equivalent to 5.6% of the GDP, which greatly exceeded the fiscal goals agreed with the International Monetary Fund (IMF). In spite of these results and due to the inconsistencies between the criteria applied by the Ministry of Economy and those applied by the IMF officials in the negotiation of Argentina’s defaulted debt, the current agreement with this international agency has been suspended.

Source: Estudio M.A. Broda y Asoc.

In the first half of fiscal year 2004, the balance of trade continued to show a positive sign and reached a US$ 6,499 million surplus, with the surplus projected for the whole year standing at US$ 9,900 million, which would imply a reduction in the positive balance compared to the balance recorded in the twelve months of 2003, which had amounted to US$ 16,448 million. This dramatic drop is accounted for by the increase in imports of goods and services which might amount to US$ 22,600 million for the whole of 2004, which would represent an approximately 63.4% increase compared to fiscal year 2003. In addition, projected exports might be in the region of US$ 32,500 million, reporting an almost 10% increase compared to the twelve months of 2003. As a consequence of the positive performance of the external sector, international reserves as of June 30, 2004 amounted to US$ 17,443 million.

This significant increase in economic activities became a propelling motor for the generation of new jobs. Thanks to this improvement, the unemployment rate by the end of 2004 is expected to stand at 12.5% of the work force, that is, a two-percentage point decrease compared to the 14.5% rate recorded by the end of December 2003. During the twelve-month period ending June 30, 2004, the Merval index posted positive results showing a 23.5% increase compared to June 2003. However, a closer observation of the performance of the Merval index during the first six months of fiscal year 2004 points to an 11.8% negative result. This reduction in the prices of the leading shares has sustained the impact of a number of occurrences, including, in the domestic front, a delay in negotiations with foreign creditors and the short circuits in the relationship between the Argentine government and the IMF, and in the external front, the never-ending increase in the price of oil as well as the rise in international interest rates led by the US Federal Reserve’s decision to increase the interest rate of federal funds by 50 basis points.

Source: Estudio M.A. Broda y Asoc.

The following macroeconomic indicators summarize the evolution of the Argentine economy during the past eight years:

Main indicators

	1997	1998	1999	2000	2001	2002	2003	2004 (P)
Actual GDP growth (in %)	8.11	3.85	-3.39	-0.79	-4.41	-10.90	11.70	7.10
Inflation (price mix) in % *	0.30	-1.10	-2.10	-1.50	-1.70	15.5	2.8	7.5
Fiscal result (in % of the GDP)	-1.47%	-1.39%	-2.59%	-2.44%	-3.22%	-1.5%	0.5%	2.8%
FOB exports (in million dollars)	26.43	26.43	23.31	26.41	26.66	25.71	29.57	32.50
CIF imports (in million dollars)	30.50	31.40	25.51	25.24	20.31	8.99	13.83	22.60
Payment balance current account (MM US$)**	-12.29	-14.55	-11.95	-8.97	-4.43	9.59	7.84	0.90
Trade balance (Million of US$)	-4.07	-4.97	-2.20	1.17	6.34	16.72	16.45	9.90
Unemployment rate ***	14.9	12.9	14.30	15.10	17.35	19.70	14.50	12.50

(P) Projected*

Annual average**

Accrual basis***

Country average (as a % of the economically active population.)

Source: Estudio M.A. Broda y Asoc.

The outlook of the Argentine economy for 2004 affords, given its extraordinary performance, an excellent opportunity to resolve the significant issues pending resolution, such as the re-negotiation of Argentina’s defaulted external debt. Undoubtedly, if Argentina succeeds in solving its pending issues wisely and honestly, it will recover international confidence, as well as confirm and consistently sustain the outstanding results obtained as of today.

AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters.

The agricultural and cattle raising sector has been one of the main protagonists of the Argentine recovery, taking advantage of a suitable scenario and the technological improvements achieved during the last decade.

Total agrifood exports have been on the rise year after year, hitting all-time highs both in primary and fresh products and in manufactured products. The main increases in Argentina’s share in the international market have been in the European Union and Asia. Therefore, the agrifood sector gains strength as one of the most important in the aggregate of the Argentine economy.

AGRICULTURE SECTOR

As a result of changes in production systems with the extension of direct sowing and greater use of agrochemicals, fertilizers and irrigation, in the last 10 years agricultural production has risen significantly. The main reasons for this growth have been the increase in sown areas, with the incorporation of marginal areas to production, and higher yields.

The 2003/2004 campaign is expected to close with an aggregate production of grains and oil-seed in the amount of 67.3 million tons, a 5% decrease compared to the previous campaign. The decrease was mainly due to an 8% drop in the production of soybean.

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According to USDA estimates, the area devoted to agriculture in Argentina will continue to grow in coming years, although the increase is expected to be slighter. In addition, increases are expected in yields for corn and wheat, ensuring Argentina retains its position as the second and fifth leading exporter of these grains. Some analysts consider that corn is the crop with the greatest growth potential, through higher yields, as the gap that exists in this regard compared to the U.S., the world’s leading exporter, is significant. Extended use of fertilizers and the incorporation of RR modified corn should contribute to this growth exponentially.

In the case of oilseeds, the outlook is of continuous growth although at a lower rate than in recent years. The area sown with soybean rose rapidly during the 70´s and 80´s, due to the positive soybean/corn ratio. In the last decade the sown area has grown mainly due to a reduction in the area used for grazing. This growth is on marginal areas.

Argentina is currently the leading exporter of soybean oil and soybean flour. The growth in sown area has been accompanied by greater and more efficient processing capacity.

In the next campaign soybean production is expected to hit a new historical record, with an expected harvest of 39 million tons. As the main crop in Argentina, it contributes near US$ 6,500 million through exports. In measuring the success of this growth, exchange rate trends and commodity prices will be two variables to be taken into account.

Sunflower is the other important oil crop in Argentina, and the country is currently the number one worldwide exporter of sunflower oil and flour. Production of this oilseed has stagnated due to competition from soybean.

Argentina has recently filed with the World Trade Organization (WTO) a claim against restrictions imposed by the European Union since 1998 to the marketing of genetically modified products. The United States also filed a separate claim with the same purpose. The first reply by the WTO has been that it has decided to analyze the subject. We believe that a favorable answer would strongly benefit Argentina by opening new doors for its exports.

LIVESTOCK SECTOR

Argentina, with a herd close to 51 million head of cattle, is one of the world’s leading producers and exporters of beef.

The development of the livestock sector in Argentina has always been very closely linked to control of foot-and-mouth disease (FMD). Having been declared free of the disease in 1999 without the need for vaccination, in 2001 there was an outbreak that affected the herd, making vaccination necessary once again. Towards the end of 2002 the outbreak was brought under control, and after exports had been suspended for 11 months export destinations were reopened, with 76 new ports having been added to date. This notwithstanding, the reopening of important destinations such as the United States, Mexico and Canada is still pending as restrictions in these countries have not been lifted, although they are expected to do so in the next few months.

The renewal of exports following the control of FMD and the devaluation of the peso have created conditions that are favorable to the whole beef industry, enabling a large number of meat packers to re-open.

Bovine Spongiform Encephalopathy (BSE) still affects livestock at the worldwide level. The last victim was Canada. Argentina is one of the few countries among the main world producers that are free of this disease. The SENASA (Servicio de Sanidad y Calidad Agroalimentaria, Agrifood Sanitation and Quality Service) has played a major role in this issue, imposing urgent sanitary control measures to isolate the country and prevent the disease. During the last year the World Organization for Animal Health (OIE) also established a tracing system for all specimens intended for export, in alignment with the new requirements imposed by the world consumers.

Livestock prices in US$ have been rising since January 2002, after reaching a floor at the end of a year marked by the FMD epidemic. Since then, steer prices have increased by 182% in pesos and 86% in dollars. The categories showing the greatest increase were the heavy ones, the principal export category.

APPRECIATION OF LAND VALUE

This new growth stage for the sector quickly resulted in a rise in land values, so that measured in dollars they are back at the levels recorded prior to the devaluation of the peso.

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PRODUCT PROSPECTS (1)

WHEAT

USDA’s projections for the 2004/2005 campaign anticipate a significant recovery in production, which would show growth for the first time since 1997/98 and would stand at 593.4 million tons (43.4 million more than in the current cycle). Consumption would exceed production for the fifth year in a row. However, there would be a dramatic reduction in the gap between both indicators, from 38.4 to 2.3 million tons. Equilibrium between global supply and demand is expected to be tighter than in the current cycle and stocks are expected to be the lowest in the past 23 years. The forecasted stock/consumption ratio is 21.2%, unheard of since 1972/73. However, the stock/exports ratio of the main exporters would be rather broad and would exceed the figures for 2003/04.

The recovery forecasted in production is mainly explained by the increase in production in the European Union (it would increase by 21 million tons) and in Russia and Ukraine (19 million tons more than in 2003/4). The European Union would thus recover its position as net exporter.

CORN

The global market for corn forecasted for 2004/5 would, a priori, constitute the most favorable scenario for Argentina. Although the USDA expects a record production in the amount of 643.8 million tons (5% in excess of the record posted in the current campaign), consumption would exceed production for the fifth year in a row, standing at 664.2 million tons. A 20.3 million-ton drop is expected in final stocks, which would then stand at 68.8 million. As a result, the stock/consumption ratio would deteriorate even further in the next campaign and reflect an all-time high scarcity.

The USDA projections predict a new record production in the USA, based on increases in sown area and yields. However, the strongly dynamic domestic demand for the production of ethanol, the increase expected in exports and its low initial stocks would lead to a stock/consumption ratio of 8.8, the lowest since 1995/96.

The scenario projected for Argentina includes significant increases in production (from 12.5 million tons in 2003/4 to 15.5 million tons in 2004/05) and exports (from 8.5 million to 11 million). Argentina would thus gain strength once again in its position as second worldwide exporter and would then face lower competition on the part of China and Brazil’s exports.

SOYBEAN

In the case of soybean, for the 2004/05 campaign the USDA has forecasted a record global production of 225 million tons, i.e., a 19% increase (35.8 million tons) compared to the estimates for 2003/04. This record would be even higher than the record initially expected for the current cycle. Worldwide consumption would increase by 7% and would thus stand at 210.8 million tons. Thus, there would be a reversal in the excess demand of the current cycle and final stocks would grow by 40%. Both the global stock/consumption ratio and the stock/exports ratio of the main exporters would see a significant increase compared to the current cycle.

The USA, Brazil, Argentina and China would obtain record productions in 2004/2005. In the case of the United States, production would amount to 80.7 million tons, a significant recovery compared to the 65.8 million tons recorded in the course of the current ill-fated campaign.

Forecasts for South America indicate a 113 million-ton production, with 25% and 15% increases, respectively for Brazil (66 million tons) and Argentina (39 million tons). These figures appear to be, a priori, too optimistic taking into account the effect of these projections itself on the future prices of oilseeds, the permanent expansion of Asian Rust in the region, the good prospects for corn and the climatic uncertainties. As regards China, in spite of the projected 17.5 million-ton record production, its low initial stocks and the growth in domestic consumption would lead to the need of imports in an amount of 24 million tons (26% in excess of the current cycle).

SUNFLOWER

In contrast to the situation with all the other oilseeds, global sunflower production for the 2004/5 campaign would be lower than in the current cycle (3%), standing at 25.7 million tons. In turn, consumption is expected to increase by 7%. The equilibrium between supply and demand, with a stock/consumption ratio of 3.8%, would appear to be tighter than in the current cycle. The decrease in global production would be explained by the reductions in sown areas in Russia (13%) and Ukraine (16%). These countries’ exports of grains would decrease by over 60%, which would specifically favor Argentina, which would increase its production by 25% and recover the leading position in the ranking of global exporters, based on a 250% increase in exports. As regards sunflower oil, both the production (9 million tons) and global consumption (8.8 million) would post a slight drop compared to 2003/04. The stock/consumption ratio would remain stable, at levels lower than the average for the past years.

BEEF CATTLE

Highlights in the beef cattle segment are related to the solution of the FMD issue and the reestablishment of exports to the European Union and other markets.

The control of FMD and the devaluation of the peso have created favorable conditions for beef cattle exports and have allowed a large number of meat packing plants to re-open and to reinstate their personnel. This is reflected on the market, where the prices of heavy animals for export have risen higher than the rest. Markets such as USA, Mexico and Canada are expected to re-open in 2004, which would enable an increase in prices.

Cattle prices are increasing, both for farmers and consumers, after the bottom level of December 2002 as a culmination of a year characterized by the FMD crisis. The rise in the price of cattle is mainly due to three factors: a decrease in supply, an increase in exports and inflationary effects. Prices went back to the US$ 0,75 figure existing prior to the devaluation.

The analysts of this segment are optimistic with respect to the evolution of this sector, as a result of the strengthening of the export market, which contributes to improving the integration of the animal, and a firm domestic market, which even in the midst of a crisis was reluctant to increasing prices.

In addition, the OIE declared Argentina to be a country free of BSE. During the first four-month period of 2004, slaughtering increased by 18% and production increased by 13% compared to the same period in 2003. In May 2004, the price of steer reached its highest point since January 2003. Exports during the first five months increased by 44% in volume and by 59% in value.

MILK

There has been a decrease in the levels of annual production in Argentina. In the course of 2003 there was a drop in production resulting from several factors: adverse climatic conditions during the first months of the year, a decrease in diet supplementation due to the price of grains, closures of dairy farms, displaced by agriculture and particularly, the good margin of soybean. According to estimates prepared by the Livestock Department of the Secretaría de Agricultura, Pesca y Alimentación (Secretariat of Agriculture, Livestock, Fishery and Food of the Argentine Republic, SAPYA), the primary production of milk for 2004 will be 20% higher than the levels recorded in 2003. As a consequence of the drop in production that took place in 2003, the price has been increasing and is now Ps. 0.50, equivalent to US$ 0.17, as it was prior to the devaluation.

In the first five months of 2004, exports increased by 58% in value and by 29% in volume compared to the same period in 2003. The international outlook is favorable.

(1): Sources: Secretaría de Agricultura, Pesca y Alimentación de la República Argentina, United States Department of Agriculture, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and proprietary information.

DESCRIPTION OF THE BUSINESS

Commercial Outlook

At present we are engaged in various operations and activities including crops, cattle raising and fattening, milk production and certain forestry activities. We are not directly involved in real estate development operations; however, from time to time we sell properties to take advantage of real estate appreciation opportunities, which, in the opinion of our management, supplement our primary operations.

A major part of our farmlands are located in one of the most important template prairie zones in the world and one of the richest areas in the world for agricultural and livestock production that covers parts of the Province of Buenos Aires, Santa Fé, Córdoba, Chaco, San Luis, Catamarca, Salta and La Pampa. As of June 30, 2004, together with our subsidiaries, we owned 18 farmlands. Approximately 13,351 hectares of our own farmlands are operated and conditioned for grains production, approximately 125,513 hectares are best suited for livestock raising and 820 hectares are used for milk production purposes. The remaining 266,916 hectares are basically land reserves. In the course of fiscal year 2003, we leased farmlands for agricultural and livestock operation purposes, which, in the aggregate, covered a total surface area of 13,628 hectares. And in the course of fiscal year 2004 we have entered into lease agreements for 9,766 hectares for agricultural production on 19 farms. This decrease compared to the prior campaign was mainly due to the high prices of land leases. The possibility of taking advantage of the demand for farmlands at high prices led to the decision to lease our own farmlands to third parties.

The following table shows the surface area of farmlands used for each production activity (including the total extension of our own farmlands and leased land) for each specified period:

	Use of land Fiscal year ended June 30
	2000(1)	2001(1) (6)	2002(1) (7)	2003(1) (8)	2004(1) (9)
	(in hectares)
Crops (2)	47,204	40,208	48,437	27,255	27,358
Beef (3)	177,267	170,392	147,566	135,798	125,669
Milk	2,926	2,492	1,390	977	1,001
Land reserves (4)	275,995	275,889	275,928	272,318	266,916
Own farmlands leased to third parties	—	—	—	—	13,996

Total (5)	503,392	488,981	473,321	436,348	434,940

(1)	This includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.

(2)	Includes wheat, corn, sunflower, soybean and sorghum.

(3)	Cattle raising and fattening.

(4)	We used part of our land reserves to produce firewood coal, poles and wiring bars.

(5)	In the course of fiscal year 2000, a surface area of 31,114 hectares and 1,500 hectares, respectively, for agricultural and livestock production. In the course of fiscal year 2001, a surface area of 19,601 hectares was leased for agricultural production purposes. As of June 30, 2002, a surface area of 28,913 hectares was leased for agricultural production purposes and 2,500 for livestock production. As of June 30, 2003, a surface area of 13,628 hectares was leased for agricultural production. As of June 30, 2004, farmlands were leased of which 9,766 hectares were exploited for agricultural production purposes.

(6)	Includes 19,614 hectares of the Tourné farm. This farm was sold for an amount of Ps. 6.2 million on December 4, 2000.

(7)	Includes 6,149 hectares of the La Sofia farm and the sale of a lot in El Coro.

(8)	Includes 618 hectares of the Los Maizales farm and 706 hectares corresponding to the El Silencio/San Luis farm.

(9)	Includes 8,360 hectares of the El Tigre farm, acquired on April 30, 2003, and does not include 6,478 hectares in the El 41-42 in relation to which a deed was executed on November 26, 2003.

Operations and main businesses

In the course of the fiscal year ended June 30, 2003, our operations were carried out in 19 farms owned by our company and our subsidiaries and 26 leased farms. In fiscal year 2004, our operations were carried out in 18 owned farms and 19 leased farms. Some of our own farms are simultaneously engaged in more than one line of production activities. The following chart shows, for the specified periods, our production volumes by main line of products:

Production of primary agricultural and livestock products

	Fiscal year ended June 30
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
Crops (2)	159,992	104,974	142,478	70,369	74,612
Beef (3)	12,903	12,725	10,493	9,121	11,343
Milk (4)	10,933	7,057	6,783	6,024	6,731

(1)	It does not include the production of Agro-Uranga S.A.

(2)	Production measured in tons.

(3)	Production measured in tons of live weight. Production is the sum of net increases (or decreases) during a given period in live weight of each of our own cattle head.

(4)	Production measured in thousands of liters.

Farmlands

Acquisition of farmlands. In our opinion, due to the lack of liquidity and the low productivity in the Argentine agricultural and livestock sector resulting from the high levels of indebtedness, the lack of investments and an outdated technology, the prices of land for agriculture and livestock in Argentina are low compared to those of the United States and Europe. These low prices and abundant supply of farmlands, in combination with our financial situation compared to other Argentine producers in the sector, afford us an opportunity to increase our holdings of land at attractive prices, to increase our production scale and to obtain an appreciation of our capital.

Several important intermediaries, with whom we habitually work, present us with offers of farmlands available for sale. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the location of the land, we normally carry out an analysis of soil and water, including the quality of the soil and its adaptation to the intended use (either for agricultural, livestock or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the ownership right; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data in relation to neighboring farms (generally covering a 50-km area). On the basis of these factors, we assess the farmland in terms of the sales price compared to the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of marginal farmlands and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

Sales of farmlands. We periodically sell properties to take advantage of the appreciation in the value of the property. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following table shows, for each specified period, certain information related to farmlands we sold during each one of the last five fiscal years, as of June 30, 2004:

	Sales of farmlands
Fiscal year	Number of farmlands	Gross proceeds from sales	Book value of the properties sold	Profit / (Loss) (1)
		(in million Pesos)
2000	—	—	—	—
2001	2	19.8	13.9	5.9
2002	3	53.2	36.6	16.6
2003	2	12.0	7.1	4.9
2004	1	2.9	1.8	1.1

(1)	Includes all taxes and commissions.

On November 26, 2003, we executed the deed for the sale of the “El 41 y El 42” farm of 6,478 hectares, located in the Tapenagá Department in the Province of Chaco. The price agreed was US$ 0.97 million. This sale generated a Ps. 1.08 million profit.

In the course of 2003 we sold the Los Maizales and San Luis farms, of 618 and 706 hectares, respectively, at very good prices, averaging US$ 3,100 per hectare, generating a Ps. 4.9 million profit, i.e., 69 % over book value.

On August 30, 2002, the Board of Directors of the Company approved the execution of the final merger agreement with Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

In May 2002, we sold a 3,240-hectare lot in the El Coro farm, for Ps. 2.6 million and in a subsequent sale we sold a 1,432-hectare lot for Ps. 1.1 million. The total sale of El Coro generated a profit of Ps. 3.5 million.

On May 8, 2002, we executed the sales deeds for two lots in the La Sofía farm, of 6,149 hectares. The two farm lots were acquired in 1997 and since then, they have undergone extensive transformations thanks to the implementation of the direct sowing system. As of the date of the sale, 100% of the surface area of the farm was devoted to agricultural production. The sales price was US$ 10 million and it was collected on the date the deeds were executed and possession over the lots was taken. In our opinion, the sale of La Sofía was a highly attractive opportunity for us as the sales price was considerably higher than the book value of the farm and we obtained an approximate profit of Ps. 12.9 million.

On August 3, 2001, a preliminary purchase and sale agreement was executed in relation to the El Silencio farm, of 397 hectares, located in Rojas, a district in the Province of Buenos Aires. The sales price of the farm was US$ 1.03 million. This sale generated a profits of Ps. 0.2 million.

In December 2001, we sold a 5,649-hectare lot in the El Coro farm, in Río Seco, a district in the Province of Córdoba, for an amount of US$ 4.5 million.

In the course of fiscal year 2001, we sold the El Bañadito farm for US$ 6.2 million and Tourné for US$ 2.8 million. El Bañadito was part of the original purchase made in September 1994, and the sale generated a Ps. 6.2 million profit, taking into account all acquisition, improvement, depreciation, tax and commission charges. The Tourné farm was acquired in June 1998 and was sold with a loss of Ps. 0.5 million.

Lease of farms. The decision to enter into lease agreements involves similar criteria in relation to the quality and projected profitability. However, our analysis of such criteria also takes into account our production and yield objectives in the short or medium term. Generally, we are advised of the existence of farms available for lease directly through the owners. The initial duration of lease agreements is habitually one campaign or less. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (aparcería) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle raising consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or number of cattle head or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

Farm management. In contrast to traditional Argentine farms, run by a family, we centralize political decisions in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers, who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land habitually rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by direct sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, waterer troughs for cattle herds, irrigation equipment and machinery, among others.

Agricultural production

Our agricultural production consists mainly in sowing and harvesting grains, coarse grains and oilseed. The main grains include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown on occasion and represent a small percentage of the total surface area sown.

The following table shows our production in the main crops for each specified period:

	Agricultural production Year ended on June 30
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
	(in tons)
Wheat	26,283	9,835	28,051	9,397	16,707
Corn	81,343	46,745	63,175	27,508	31,164
Sunflower	19,413	5,080	4,122	3,074	3,095
Soybean	31,704	42,068	43,335	25,056	20,439
Others	1,249	1,246	3,795	5,334	3,207

Total	159,992	104,974	142,478	70,369	74,612

(1)	It does not include the production of Agro-Uranga S.A.

The following table shows the surface area of owned and leased sown land for agricultural production for each specified period.

	Sown land for agricultural production (1)
	Fiscal year ended June 30
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
	(in hectares)
Owned land	16,090	20,069	19,524	12,677	17,592
Leased land	31,114	20,139	28,913	14,578	9,766

Total	47,204	40,208	48,437	27,255	27,358

(1)	It may be the case that the extension of sown land is different from that indicated under the section “Use of land” because some hectares are sown twice during the same campaign and therefore, are included twice in the calculation.

(2)	Includes the hectares corresponding to Agro-Uranga S.A.

As of June 30, 2004, leased farmlands as a percentage of the total farmlands sown by us were 42% of the total sown surface area.

Wheat seeding takes place from June to September, and harvesting takes place in December and January. Wheat, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest during the period December/June and we habitually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat and sunflower seeds, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Our grain stocks at any given time vary in accordance with market conditions. As of June 30, 2004 our grain stocks consisted in 273 tons of wheat, 22,210 tons of corn, 10,924 tons of soybean, 961 tons of sorghum and 56 tons of oats.

Cattle raising

Our livestock production consists mainly in raising and fattening our own stock of cattle. In some cases, if market conditions are favorable, we acquire and fatten cattle to be sold to meat packers and supermarkets.

In addition, as part of our strategy to move along the production chain, in the course of 2003 we started to slaughter our own cattle, after having obtained the applicable licenses. We are also planning to export on behalf of third parties. As of June 2004, the Company’s cattle stock was 97,909 head, and a total of 125,513 hectares were used in this line of operations.

Beef cattle production was 11,343 tons, which represented a 24.4% increase compared to the prior year, mainly due to a higher number of cattle head finished in the feedlot as a consequence of the drought that affected cattle raising farms in the first five months of the fiscal year.

A significant percentage of the cattle was finished in the Villa Mercedes feedlot, in the Province of San Luis. The categories that are generally finished with grain are grazing steer with weights not in excess of 300 kg and calves that are thus transformed into fast fattening calves that yield significant profit margins.

Pregnancy indices, which have been improving year after year, showed good efficiency levels. Work in the area of genetics and herd handling are expected to have a positive impact in coming years.

As a part of the individualization and technological innovation process, we implemented a process of identification and tracing that conforms to European and SENASA standards.

For the purpose of differentiating our production and obtaining better prices for our products, we are planning to extend the tracing system to our entire herd.

Management by lot in our pastures is aided by electrical fencing, which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160-kg to 300-kg fattening cycle by grazing in pastures located in our North farmlands where conditions are adequate to initial fattening. Cattle are subsequently fattened until they reach 430 kg in the South farmlands and in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered. Demand and prices for this beef in international markets are higher.

The Company’s cattle raising activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle is directly subject to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Our cattle stock is classified into stock for raising and stock for fattening. The following chart shows, for each specified period, the number of cattle head subject to each one of these activities.

	Cattle head (1) Fiscal year ended June 30
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
Raising	41,242	41,419	32,304	31,328	30,327
Fattening	66,560	54,732	44,464	49,177	67,582

Total	107,802	96,151	76,768	80,505	97,909

(1)	For classification purposes, it is considered that at birth, all calves are already in the fattening process.

(2)	It does not include Agro-Uranga S.A.’s cattle head.

We seek to improve production and cattle quality in order to obtain a higher price through advanced breeding techniques. We have worked on crosses among our cattle of Indian, British (Angus and Hereford) and Continental breeds in order to obtain herds with characteristics better suited to the pastures in which they graze. And to improve the quality of our herds even further, we are planning to continue improvement work in our pastures. This improvement is expected to result from a permanent investment in seeds and fertilizers to enhance pasture quality, the increase in the waterer troughs available in pastures and the acquisition of rolling machinery to cut and roll grass for storage purposes.

Our emphasis on the quality improvement for our herd also includes the use of animal health related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs in cattle raising are relatively low because the main inputs are seeds for pasture (for instance, alfalfa, oats and barley) and purchases of cattle for fattening purposes.

We have invested approximately Ps. 29.6 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk production

In the course of fiscal year 2004, milk production was 11.7% higher than in the prior fiscal year because due to a major drought in the first months of the year the dairy farm was forced to supplement feeding and thus obtained better yields by heifer in liters produced.

In the course of fiscal year 2003, milk production was 11.2% lower compared to the same period of the prior year as a result of the closure of the La Adela farm, which was partially offset by a higher number of dairy cows being milked in the La Juanita dairy farm.

During fiscal year 2002, the production of milk was 3.9% lower than in the same period of the prior year as the production of the dairy farm had dropped by 11.9%.

As of this date, the only dairy farm we have is in La Juanita. It uses grass feeding. This low-cost feeding system allows us to improve milk margins compared to the use of grain-feeding system.

The following table shows, for each specified period, the total number of dairy cows, the average daily production by cow and our total milk production:

	Milk production Fiscal year ended June 30

Dairy cows	1,519	1,135	1,143	1,002	1,000
Dairy farm production (liters per cow)	19.7	18.5	16.3	16.5	18.4
Total production (thousand liters)	10,933	7,057	6,783	6,024	6,731

(1)	It does not include production at Agro-Uranga S.A.

During fiscal year 2003, we devoted 820 hectares to dairy farm activities. As of June 30, 2004, we had 3,472 cattle head in 820 hectares devoted to milk production.

Our milk production is based on a herd of top-quality Holando Argentina dairy cows, genetically selected by the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas heifer calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 hundred days. Milking dairy cows are once again inseminated during the 60- to 90-day period following calving. This process is repeated once a year during six or seven years. The pregnancy index of our dairy cows is 85-90%.

Our dairy herd is mechanically milked twice a day. The milk obtained is cooled to less than five degrees centigrade in order to preserve quality and it is then stored in a tank to be delivered once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as two feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk heating and cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs. Ever since the change in control, we have invested approximately Ps. 7.10 million in equipment, machinery and research, pasture and development in relation to our dairy herd.

Main markets

Grains

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Cattle

Our cattle production is sold in the local market. The main buyers are meat packers and supermarkets.

Prices in the cattle market in Argentina are fixed in the Liniers market (in Greater Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of slaughtered cattle; in these cases, the final price is influenced by the meat packers’ yields.

Milk

During the fiscal years 2003 and 2004 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

In 2004 our net sales amounted to Ps. 61 million and were made to approximately 185 customers. Sales to our ten largest customers represented approximately 68.8% of our net sales in 2003 and approximately 68.32% for the fiscal year ended June 30, 2004. Of these customers, our biggest three customers, Futuros y Opciones.com S.A., Arre Beef S.A. and Cargill S.A., represented, in the aggregate, approximately 35.49% of our sales for 2004, and the remaining seven customers in the aggregate represented approximately 32.83% of our net sales in the course of that fiscal year. We have signed with some of our largest customers non-binding letters of intent that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Sales channels and methods

Grains

We normally work with grains brokers and other intermediaries to trade in the exchanges. Habitually, we sell part of our production in advance, through futures contracts and buy and sell options for protection against a drop in prices. Thirty per cent of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 12,000 tons are located in Las Vertientes, close to Río Cuarto, Province of Córdoba. Other storage facilities are located in the El Gualicho farm, with capacity for 2,000 tons.

We intend to increase our storage capacity even further by leasing plants from third parties. As of June 30, 2004 we have a leased storage capacity for 5,700 tons.

Beef cattle

Basically, we sell directly to local meat packers and supermarkets, such as Quick Food, Frigorífico Bermejo, Estancias Unidas del Sur, Finexcor, Novara, Swift Armour S.A., Arrebeef, Amancay, Deheza, Supermercados Disco, Supermercados Coto, Supermercados La Anónima and Supermercados Norte, at prices based on the price determined at Liniers.

We are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region of 15% in the acquisition of supplies and a 15% excess price in our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefitting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

PORTFOLIO OF FARMS

The following table shows the surface area of our properties (in hectares), main current use and book value. Overall, the closer the property is to Buenos Aires, the higher is its market value:

	Owned farms as of June 30, 2004
	Province	Gross surface area	Date of acquisition	Main current use	Net book value
		(in hectares)			(Million Ps.) (1)
La Adela	Buenos Aires	982	Original	Agriculture	7.2
San Enrique	Santa Fé	977	Original	Agriculture /Cattle raising	1.8
La Juanita	Buenos Aires	4,302	January ‘96	Agriculture /Milk	11.2
El Gualicho	Córdoba	5,729	February ‘95	Agriculture / Cattle raising	6.4
Las Vertientes	Córdoba	4	—	Silo	0.7
La Esmeralda	Santa Fé	11,841	June ‘98	Agriculture / Cattle raising	11.9
Ñacurutú	Santa Fé	30,350	August ‘97	Cattle raising	8.1
La Suiza	Chaco	41,993	June ‘98	Cattle raising	27.2
Tapenagá	Chaco	20,833	August. ‘97 / September ‘97	Cattle raising	6.1
Santa Bárbara / Gramilla	San Luis	7,052	November ‘97	Crops under irrigation	22.3
Cactus (2)	San Luis	85		Feedlot	3.3	(3)
El Recreo (4)	Catamarca	14,274	May ‘95	Land Reserve	0.2
Tali Sumaj (4)	Catamarca	12,700	May ‘95	Cattle raising	5.6
Los Pozos	Salta	262,000	May ‘95	Cattle raising/Agriculture/Land Reserve	19.3
San Nicolás / Las Playas (5)	Santa Fé/ Córdoba.	2,965	May ‘97	Agriculture/ Cattle raising	16.4	(6)
El Tigre	La Pampa	8,360	April 2003	Agriculture	28.3

Total		424,447			175.8

(1)	Acquisition cost plus improvements less depreciations.

(2)	Owned through our 50% ownership interest in Cactus Argentina S.A.

(3)	Book value of our investment in Cactus Argentina S.A.

(4)	Owned through our ownership interest in Inversiones Ganaderas S.A.

(5)	Owned through our 35.723% ownership interest in Agro-Uranga S.A.

(6)	Book value of our investment in Agro-Uranga S.A.

Farms

As of June 30, 2004, we owned, together with our subsidiaries, 18 farms, with a total surface area of 424,447 hectares. Two of them are located in Buenos Aires, four in the Province of Santa Fe, three in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, one in the Province of La Pampa and one in the Province of Salta.

La Adela. La Adela, located 60 kilometers Northwest of Buenos Aires, is one of our original farms. In December 2001, La Adela’s dairy parlor was closed down. Its total surface area is used for agricultural purposes. In the course of this fiscal year it was leased to a third party.

San Enrique / Los Maizales. San Enrique and Los Maizales, located 340 kilometers Northwest of Buenos Aires, are two of our original farms. These are adjacent farms and are engaged mainly in the production of grains. Weather is mild and the fertile soil is well suited for high-yield crops such as corn. As of June 30, 2004, 977 hectares were used for agricultural purposes and 353 hectares of grazing lands were sown with alfalfa, red and white clover, orchard grass and rescue grass. Cattle production activities are carried out as a supplement to agricultural production and capitalizes the use of farms that have not been used in sowing. As of June 30, 2004, there are approximately 135 head of cattle in 353 hectares engaged in cattle production. On April 30, 2003, a sales deed was executed for the Los Maizales farm, of 618 hectares, located in the Villa Cañás district in the Province of Santa Fé. The price for the sale of the farm was agreed at US$ 1.9 million. This sale generated a profit of Ps. 4.3 million expressed in closing currency.

On June 30, 2004 a preliminary purchase and sale agreement was signed for the San Enrique farm. The price was agreed at US$ 5,000,000. This sale will generate a profit of approximately US$ 4,300,000.

La Juanita. La Juanita, located 440 kilometers Southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2004, a number of 3,472 head of cattle were grazing in 820 hectares of sown and natural pastures, and 1,441 hectares were used in the production of grains. Dairy parlor facilities in this farm produced 6.7 million liters of milk during the twelve-month ended June 30, 2004, with an average of 1,000 dairy cows in milking and 18.41 liters by cow per day.

El Gualicho. El Gualicho, located 600 kilometers Northwest of Buenos Aires, was acquired in February 1995. This farm is engaged both in agricultural and cattle production. As of June 30, 2004, there are approximately 4,362 head of cattle in 4,318 hectares of farmland. During the period ended June 30, 2004, 690 hectares were used for crops of flint corn and sunflower.

El Recreo. Weather conditions in the El Recreo farm, located 970 kilometers Northwest of Buenos Aires and acquired in May 1995, are similar to the Tali Sumaj farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as productive reserves. On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A., three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares and for US$ 0.43 million, which had been totally paid off at the time of executing the deed. This sale yielded a profit of Ps. 0.58 million.

Tali Sumaj. The Tali Sumaj farm, located 1,000 kilometers Northwest of Buenos Aires, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2004, Tali Sumaj had 5,788 cattle head in approximately 9,500 hectares of pasture. The remaining 3,200 hectares of land reserves are also being turned into pastures. The farm is divided into 16 lots with peripheral fencing and waterer troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The Los Pozos farm, located 1,600 kilometers Northwest of Buenos Aires and acquired in May 1995, is located in a semi-arid area with average rainfall of 500 mm., predominantly summer rainfall. The area is naturally suited to cattle raising and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as cotton, beans, sorghum and corn, among others. We completed the development of tropical pastures in approximately 14,000 hectares. As of June 30, 2004, there were 16,518 head of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. In addition, agriculture pilot trials are being run for the second year in a row and yields and surface area were successfully increased.

San Nicolás. The San Nicolás farm is a 4,005-hectare farm owned by Agro-Uranga S.A., and located in the Province of Santa Fé, approximately 45 kilometers away from the port of Rosario. As of June 30, 2004, approximately 6,362 hectares were in use, including double crops, for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The Las Playas farm has a surface area of 4,294 hectares and it is owned by Agro-Uranga S.A.. Located in the Province of Córdoba, it is used for agricultural and cattle raising purposes. As of June 30, 2004, the farm had 645 cattle head in approximately 200 hectares of pasture, and a sown surface area of 5,511 hectares including double crops, for grain production. This farm also hosts a dairy parlor that produced 4,468 million of milk in 2004, with 734 head in 508 hectares.

Ñacurutú. Ñacurutú is a 30,350-hectare farm located in Los Amores in the Northern part of the Province of Santa Fé. This farm is located along provincial route No. 3, 160 km North of Reconquista and only 600 km away from the city of Rosario. This farm has cattle raising potential and its main activity consists in the re-raising of beef cattle. Its advantage is that production has very low costs. As of June 30, 2004, the farm had 14,458 head of cattle. On August 25, 2004 a preliminary purchase and sale agreement was entered into for the farm. The price agreed was approximately US$ 5,600,000. This sale will generate a profit of approximately US$ 2,650,000.

Tapenagá. This farm, with a surface area of 20,833 hectares is located in Cote Lai, in the Southern part of the Province of Chaco. The farm is located along provincial route No. 89, 75 km West of Resistencia and only 120 km away from the Ñacurutú farm. This farm is mainly devoted to cattle raising. As is the case with Ñacurutú, this farm has low production costs. As of June 30, 2004 it had 9,813 head of cattle.

El 41-42. This farm, with a surface area of 6,478 hectares, is located in the Tapenagá department, in the Province of Chaco, next to the Tapenagá farm. Thanks to the acquisition of this farm, the scale of the Tapenagá farm rose to a total of 27,311 hectares. On November 26, 2003 the sales deed for the “El 41 y El 42” was executed and the price was agreed at US$ 0.97 million. This sale generated profits for Ps. 1.09 million.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, Province of San Luis. In contrast to other areas in the province, this valley has a good quality underground aquifer with good supply which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2004 campaign, a total of 2,934 hectares was sown under contractual arrangements with seed producers and leases to third parties of 645 hectares. Commodities were also sown. During this cycle an investment was made on approximately 1,100 hectares in the development of irrigation equipment and water supply to continue to grow the establishment.

La Suiza. La Suiza has a surface area of 41,993 hectares and it is located in Villa Ángela, Province of Chaco. It has outstanding cattle raising potential and it is used in cattle raising. La Suiza may host over 30,000 cattle head. As of June 30, 2004, La Suiza had a stock of approximately 23,364 head.

La Esmeralda. La Esmeralda has a surface area of 11,841 hectares, and it is located in Ceres, Province of Santa Fe. This farm, acquired in June 1998 has potential for both agricultural production and cattle raising. During the 2003/2004 campaign, a total area of 3,295 hectares was leased for grain production. As of June 30, 2003, La Esmeralda had approximately 9,413 head of cattle in 10,300 hectares of pastures. As of June 30, 2004 it has 8,362 head in 7,798 hectares and the aim is to increase the surface area devoted to agriculture.

El Tigre. El Tigre was acquired on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel, Province of La Pampa for a total amount of US$ 9.2 million. As of June 2004, 3,995 hectares were used in agricultural production and 3,369 hectares were leased to third parties to diversify the risk of producing grain in an area historically devoted to the production of beef.

Silos

As of June 30, 2004, we had an approximate storage capacity of 20,001 tons (including 35,723% of the 14,950 tons available at Agro-Uranga S.A.)

The following table shows, for the specified periods, our storage facilities:

	Storage capacity Fiscal year ended on June 30
	2000	2001	2002	2003	2004
	(in tons)	(in tons)	(in tons)	(in tons)	(in tons)
El Bañadito	7,000	—	—	—	—
San Enrique	660	660	660	660	660
El Gualicho	2,000	2,000	2,000	2,000	2,000
Las Vertientes	12,000	12,000	12,000	12,000	12,000
San Nicolás (1)	5,330	5,330	5,330	5,330	5,341
Las Playas (1)	1,247	1,247	1,247	1,247	—

Total	28,237	21,237	21,237	21,237	20,001

(1)	Owned through our interest in Agro-Uranga S.A. (representing 35.723% of capacity).

LEASE OF LAND

During the year a total of 9,766 hectares were leased for agricultural activities, most of them at a fixed price prior to harvest. Only a small percentage of the leasing was agreed at a percentage of production.

Given the rise in land prices, the Company decided not to accept such prices and only to lease land at a price that may enable it to obtain appropriate margins.

DEVELOPMENT OF HECTARES IN MARGINAL AREAS

We believe that the potential for this sector lies in the development of marginal areas, as has been the case in various countries around the world. Thanks to current technology, we can obtain yields similar to central areas with higher profitability.

During fiscal year 2004 we completed the development of 1,185 hectares for agriculture under irrigation in our farm “Agro Riego San Luis”. Today we have 3,700 hectares whose production capacity is similar to the capacity in central areas. In addition, we continued with the development of our “Los Pozos” property, to which we have added a total of 6,000 hectares for agricultural and cattle raising production. In the next fiscal year approximately 3,200 hectares with sown grass (Gatton Panic) will be phased in production.

As of June 30, 2004 Cresud held land reserves amounting to over 266,000 hectares, purchased at very low prices. We are convinced that as this land is developed, and on the basis of the progress being made in technology, the value of this land will appreciate, generating significant profits for the Company.

INTERNET

Fyo.com, the Internet portal in which we hold a 70% interest, showed a positive EBITDA during this fiscal year. The Internet portal continues consolidating as the leading site of the agricultural sector and has begun to expand the range of commercial services offered to the agricultural sector, incorporating direct sales of supplies and grain brokerage services.

At present, Futuros y Opciones.com S.A. has a database of 40,000 users and over 5,000 agribusiness producers authorized to make deals. Our strategy is to focus on commercial services to agribusiness producers, taking advantage of Cresud’s experience and operating capacity in the business, with FyO as liaison with the customers.

During the fiscal year ended June 30, 2004, Futuros y Opciones. com S.A.’s income was Ps. 0.9 million, 84% higher than the previous year.

FEEDLOT – CACTUS ARGENTINA S.A.

During this fiscal year the 170-hectare feedlot located in the Province of San Luis, in which we hold a 50% interest through Cactus Argentina S.A., continued to consolidate growth by operating at high occupation levels and thus providing significant cash generation.

During the last years, due to the highly profitable agricultural margins, cattle production was displaced by grain production towards marginal areas. This is the reason for the decrease in beef production under the traditional pasture system and the increase in lot production.

Argentine producers have found the use of hosting services as an alternative to finishing their animals. Cactus Argentina S.A. has been pioneer in this kind of service, and thanks to it during this year our average occupation level was close to 100% of our capacity.

Given the increase in demand, we decided to enhance the capacity of the feedlot by 14 new pens whose capacities range from 2,500 to 4,000 new head. We completed this work in the second quarter of the fiscal year. The average monthly occupation for the fiscal year was 24,000 head, 33% higher than the average for the prior fiscal year.

The homogeneity of animals finished in feedlots offers buyers a high-quality product. As a result, marketing is easier and the prices obtained in sales are better.

Fiscal year 2004 has been bountiful and Cactus obtained major benefits during the year. Net income for the year has been Ps. 0.8 million. The Company’s liquidity is high and it has no indebtedness to banks. As a consequence, it may obtain top quality supplies at highly competitive prices.

Main indicators for the years ended June 30, 2004 and 2003:

	12-month period ended June 30, 2004	12-month period ended June 30, 2003	Variation %
Sales (volume)
Wheat (tons)	16,073	14,362	12%
Corn (tons)	23,860	56,060	-57%
Sunflower (tons)	3,095	5,234	-41%
Soybean (tons)	19,089	40,659	-53%
Other (tons)	2,281	5,111	-63%

Total Crops (tons)	64,398	121,426	-47%

Beef (tons)	14,540	9,561	52%
Milk (thousand of liters)	6,731	6,024	12%
Production
Wheat (tons) *	16,707	9,397	78%
Corn (tons) *	31,164	27,507	13%
Sunflower (tons) *	3,095	3,082	0%
Soybean (tons) *	20,439	25,056	-18%
Beef (tons)	11,343	9,121	24%
Milk (thousand of liters)	6,731	6,024	12%
Operated surface (in hectares)
Crops Own land	13,351	10,010	33%
Leased land	9,766	13,628	-28%
Beef Own land	125,513	135,257	-7%
Dairy farm Own land	820	820	0%
Land reserves (in hectares)	266,916	272,318	-2%
Surface under irrigation	3,448	2,814	23%
Storage capacity (tons)	20,360	23,450	-22%
Total cattle head	101,381	83,051	22%
Dairy Farm Stock (head)	3,472	2,546	36%
Milking Cows (head)	1,193	1,272	-6%

DISCUSSION OF RESULTS

Year ended June 30, 2004 compared to the year ended June 30, 2003

Sales

Sales reached Ps. 62.3 million, 13.5% lower than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller agricultural sales.

Crops. Sales of grains decreased by 46.3%, from Ps. 50.2 million in fiscal year 2003 to Ps. 26.9 million in fiscal year 2004. The 47.0% drop in the volume of sales, from 121,426 tons down to 64,398 tons, was partially offset by a 1.2% rise in unit price in fiscal year 2004 compared to the price for fiscal year 2003. Average price per ton sold was Ps. 418 compared to Ps. 413 in the prior fiscal year. The production of grains increased by 6.03%, from 70,369 tons in fiscal year 2003 to 74,612 tons in fiscal year 2004 (the production of wheat and corn increased by 77.8% and 13.3% respectively and soybean decreased by 18.4%). The total sown surface area decreased from 23,638 hectares in fiscal year 2003 to 23,117 hectares in fiscal year 2004. The leased sown surface area decreased from 13,628 hectares in fiscal year 2003 to 9,766 hectares in fiscal year 2004 and the Company’s own sown surface area increased from 10,010 hectares in fiscal year 2003 to 13,351 hectares in fiscal year 2004.

Beef Cattle. Sales of beef cattle increased by 58.1%, from Ps. 17.3 million in fiscal year 2003 to Ps. 27.4 million in fiscal year 2004. The 52.1% increase in the volume of sales was accompanied by a 4.0% increase in the price per ton sold. The volume of sales increased from 9,561 tons to 14,540 tons, whilst the sales price increased from Ps. 1.81 per kilogram in fiscal year 2003 to Ps. 1.88 per kilogram in fiscal year 2004. Average cattle stock increased from 86,234 head in fiscal year 2003 to 93,319 in fiscal year 2004 and the total production of beef cattle increased by 24.4%, from 9,121 tons in fiscal year 2003 to 11,343 tons in fiscal year 2004. This increase was a result of an increase in our stock position in this segment and of a higher number of cattle head finished in feedlots. The number of our own hectares used in the production of beef cattle dropped from 135,257 hectares in fiscal year 2003 to 125,513 hectares in fiscal year 2004. This reduction is mainly related to the sale of the farm El 41 y 42 and with a conversion of hectares used for cattle raising into hectares used for agriculture in La Esmeralda.

Milk. Sales of milk increased by 32.2%, from Ps. 2.4 million in fiscal year 2003 to Ps. 3.2 million in fiscal year 2004, mainly due to a 18.3% increase in the average sales price, from Ps. 401 per one thousand liters in fiscal year 2003 to Ps. 474 per one thousand liters in fiscal year 2004: it was an increase in the volume of sales of milk attributable to a 11.7% increase in production as a result of the change in the feeding system caused by the drought. Total production was 6.0 million liters in fiscal year 2003 compared to 6.7 million liters in fiscal year 2004.

Other. Sales increased by 132.8% from Ps. 2.1 million in fiscal year 2003 to Ps. 4.8 million in fiscal year 2004 mainly due to the increase in income derived from leases. Sustained demand at very good prices (average of US$ 200 per hectare) led us to the decision to decrease risks assigning more hectares to this activity.

Cost of sales

Cost of sales decreased by 23.6% from Ps. 51.0 million in fiscal year 2003 to Ps. 39.0 million in fiscal year 2004. Cost of sales as a percentage of net sales decreased from 70.9% in fiscal year 2003 to 62.6% in fiscal year 2004.

Crops. The cost of sales of grains decreased from Ps. 39.4 million in fiscal year 2003 to Ps. 15.4 million in fiscal year 2004. This decrease is attributable mainly to the positive effect during fiscal year 2003 of the valuation of stock at the beginning and, to a lesser extent, to the impact of the exchange rate on the costs of supplies.

Beef cattle. Cost of sales for beef cattle increased by 141.7% from Ps. 8.7 million in fiscal year 2003 to Ps. 21.1 million in fiscal year 2004. This increase mainly corresponds to the impact of a higher quantity of beef cattle finished in the feedlot as a consequence of the drought. The cost of sales for beef cattle as a percentage of sales of cattle increased from 50.5% in fiscal year 2003 to 77.2% in fiscal year 2004. The cost for each ton sold also increased from Ps. 915 in fiscal year 2003 to Ps. 1,454 in fiscal year 2004 for the same reasons.

Milk. The cost of sales of milk decreased by 11.8% from Ps. 1.5 million in fiscal year 2003 to Ps. 1.3 million in fiscal year 2004. This decrease corresponds to the positive effect of the re-categorization of the beef cattle acquired during the fiscal year, partially offset by the negative impact of higher feeding costs as a result of the drought. The cost of sales for milk per thousand liters decreased from Ps. 246 in fiscal year 2003 to Ps. 194 in fiscal year 2004.

Other. Costs decreased by 19.1% from Ps. 1.4 million in fiscal year 2003 to Ps. 1.1 million in fiscal year 2004 mainly due to the discontinuation of the line of business firewood and coal.

Gross Profit

As a result of the factors mentioned, gross profit increased to Ps.23.3 million in fiscal year 2004 compared to a Ps. 20.9 million profit recorded in fiscal year 2003.

Selling Expenses

Selling expenses decreased from Ps. 6.0 million in fiscal year 2003 to Ps. 4.9 million in fiscal year 2004. Selling expenses in agricultural activities represented 63.6% of total selling expenses, selling expenses in cattle raising activities represented 30.5% and the remaining 5.8% corresponds to the other activities. Selling expenses in grains as a percentage of sales amounted to 11.6% in fiscal year 2004. Selling expenses by ton of grains sold increased compared to those of the prior fiscal year amounting to Ps. 48 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 7.1% in fiscal year 2003 to 5.5% in fiscal year 2004 due to an improvement in our business deals with customers.

Sales of milk do not generate selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 22.9% from Ps. 4.3 million in fiscal year 2003 to Ps. 5.3 million in fiscal year 2004, mainly due to the increase in salaries and in fees for services. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management.

Result from sales of fixed assets

The result from the sales of fixed assets amounted to Ps. 1.7 million due to the sale of the “El 41 y 42”, farm, with a surface area of 6,478 hectares and located in the Tapenagá Department, Province of Chaco and 3 properties owned by Inversiones Ganaderas S.A. with a total surface area of 5,997 hectares located in the Santo Domingo district, La Paz Department, Province of Catamarca.

The sale of “El 41 y 42” was agreed at US$ 1.0 million and it generated a profit of Ps. 1.1 million.

The sale of the 3 properties owned by Inversiones Ganaderas S.A. was agreed at US$ 0.4 million and generated a profit of Ps. 0.6 million.

Inventory Holding result

The profit from holdings amounted to Ps. 2.2 million in fiscal year 2004, compared to Ps. 12.2 million in fiscal year 2003. This decrease reflects the profit from cattle holdings based on the increase in real prices during fiscal year 2003.

Operating result

Given the factors described above, the operating result amounted to Ps. 17.0 million in fiscal year 2004 compared to a profit of Ps. 27.7 million recorded in fiscal year 2003. The operating margin was 21.0% in fiscal year 2004 and 14.7% in fiscal year 2003.

Net Financial results

Net financial results provided a profit of Ps. 0.2 million for fiscal year 2004 and a loss of Ps. 10.9 million for fiscal year 2003. This was mainly due to the effect of the foreign exchange difference in fiscal year 2003 that did not take place during the current fiscal year.

Financial results are attributable to (i) a Ps. 0.3 million loss due to restatement factors (ii) a Ps. 1.6 million profit derived from foreign exchange differences (iii) a Ps. 1.2 million loss from tax on debits and credits in bank accounts and (iv) a Ps. 0.1 million profit derived from interest and others.

Result of investment in related companies

The result of investments in shares decreased from a Ps. 68.0 million profit in fiscal year 2003 to a Ps. 27.1 million profit in fiscal year 2004 mainly due to the net result of IRSA in the fiscal year which amounted to Ps. 22.4 million, the profit obtained from the operation of Cactus Argentina S.A., which amounted to Ps. 0.4 million, Agro Uranga S.A. operating profit, amounting to Ps. 1.9 million and goodwill and intangible assets amortizations for Ps. 2.5 million.

Other income and expenses, net

Other income and expenses, net during fiscal year 2004 provided profits for Ps. 0.2 million compared to a loss of Ps. 0.09 million in fiscal year 2003.

Management Fees

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 7.2 million and Ps. 3.6 million in the fiscal years 2003 and 2004 respectively.

Gifts

Gifts amounted to Ps. 2.0 million and to Ps. 0.7 million in fiscal years 2003 and 2004 respectively.

Income tax

Income tax decreased from Ps. 10.6 million in fiscal year 2003 to Ps. 8.3 million in fiscal year 2004. The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

A third party interest amounting to Ps. 0.1 million was recorded during fiscal year 2004 to show the minority interest in Futuros y Opciones.com S.A. results.

Net result

Given the factors described above, the net result decreased from a Ps. 65.0 million profit for fiscal year 2003 to Ps. 32.1 million net income for fiscal year 2004. The net margin, computed as net result over total sales amounted to 51.6% for fiscal year 2004.

RESULT FROM THE INVESTMENT IN IRSA INVERSIONES Y REPRESENTACIONES S.A.

IRSA is the largest real estate company in Argentina with a highly diversified portfolio of properties. IRSA is engaged in business in the following segments:

•	Rentals of offices. IRSA has over 84,000 m2 of office space for rental purposes.

•	Operation of shopping centers through its 53.81% ownership interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading companies in the operation of shopping centers in Argentina and it either owns or holds a majority ownership interest in 7 shopping centers with a gross area for rental purposes of 145,207 m2.

•	Sales of residential properties.

•	Holding and operation of high-end hotels through an ownership interest in 3 five-star hotels.

In addition, IRSA owns land reserves for future developments appraised in Ps. 323.1 million.

IRSA’s total assets amount to Ps. 2,202.9 million and its net shareholders’ equity to Ps. 959.9 million.

As a result of the monetary policy implemented and the stabilization in prices, domestic consumption became one of the main propelling forces for economic growth during the last twelve months. This fact was evidenced in IRSA’s results: its operating income grew by 310%, from Ps. 25.5 million in fiscal year 2003 to Ps. 104.7 million in fiscal year 2004. This growth is mainly due to a 10% increase in sales, a 5% reduction in operating costs and a result from operations and holdings of real estate that rose by 199% from one fiscal year to the other showing a significant recovery in the value of its assets. There has been an outstanding recovery in the performance of shopping centers and hotels, whose income increased, respectively, by 26% and 23% compared to the prior fiscal year, whilst the activities related to sales, developments and office rentals decreased by 34% and 15%, particularly in the case of sales and developments mostly due to non-recurring income as that generated by the sale of Hotel Piscis, in Valle de Las Leñas province of Mendoza, recorded in fiscal year 2003.

The decrease in net income is mainly due to the effect of financial results. Whilst during fiscal year 2003 the effects of financing, net, amounted to a profit of Ps. 315.3 million, in 2004 they amounted to only Ps. 10.5 million. This may be basically explained by foreign exchange differences. The major 26% appreciation in the Argentine Peso in relation to the US Dollar in the course of fiscal year 2003 had a very positive impact on the Company’s liabilities in foreign currency, with net foreign exchange gains of Ps. 188.7 million. During fiscal year 2004, the Argentine Peso depreciated by 6%, causing net foreign exchange losses of Ps. 13.0 million. The results from financial transactions also decreased in fiscal year 2004 to Ps. 70.5 million, from Ps. 109.6 million recorded in 2003, mainly due to a decrease in the results of Alto Palermo S.A. (APSA) by foreign exchange differences and derivative instruments. Financing expenses decreased by 8% from Ps. 65.9 million in 2003 to Ps. 60.8 million in 2004 as a result of the reduction in indebtedness.

In addition, there was a noticeable improvement in the results from related companies, from a loss of Ps. 14.7 million to a profit of Ps. 26.7 million, due to the profit recognized in the current fiscal year as a result of the change in the valuation criterion in Banco Hipotecario S.A. and to the non-recurrence of the net loss from Alto Palermo S.A.’s (APSA) subsidiaries. In addition, in the course of the current fiscal year there was an increase in income tax and in minimum presumed income tax that was Ps. 25.7 million (negative), against Ps. 3.5 million (positive), mostly due to the losses recorded by IRSA and Alto Palermo S.A. (APSA) according to the adjustments made in the application of the deferred tax method.

During this fiscal year we decided to convert the amount of 5 million of ONC as part of our long-term strategy in order to revert the reduction in our ownership interest resulting from the ONCs converted and options exercised by third parties.

As of June 30, 2004, the Company held 63,247,601 shares in IRSA, equivalent to a 25.42% of its stock capital. In addition, also as of that date the Company held 44,943,168 ONC issued by IRSA and 49,943,168 in Warrants (options) also issued by IRSA.

The Company’s investment in IRSA yielded a profit of Ps. 25.5 million during fiscal year 2004.

OTHER RELEVANT EVENTS

Debt reduction resulting from the conversion of ONC and the exercise of warrants

As of today, our debt resulting from the issue of ONC decreased by US$ 6,954,986 due to the conversions received.

Also as of today, a total of 6,583,995 warrants (options) have been exercised, resulting in US$ 7.9 million income for the Company.

Therefore, adding all the ONC converted and the warrants received, the amount of outstanding ONC as of today is US$ 43,045,014 and the amount of outstanding warrants is 43,416,005. The amount of shares issued was 26,661,997. As a result the Company’s currently outstanding shares are 150,706,389.

Given that the Company holds 44.9 million IRSA’s ONC, which accrue the same interest rate as those issued by our Company, the funds we receive from our holdings in IRSA exceed the amounts necessary to cover the payment of our ONC.

The following is a detail of the past, current and potential situation of the ONC issued on November 14, 2002 and governed by the law of the State of New York at an 8% interest rate (to be paid half-yearly) and maturing on November 14, 2007, convertible at a price of US$ 0.5078 per share of Ps. 1.00 par value (1.9693 shares per each ONC). In addition, the ONC contain a warrant that allows holders to acquire 1.9693 shares of Ps. 0.1 par value at a price of US$ 0.6093 each per each ONC.

Note: Total conversion refers to the situation in which all the holders ONC exercise their right to conversion and exercise all the warrants.

AGREEMENT FOR SHARED SERVICES WITH IRSA INVERSIONES Y REPRESENTACIONES S.A. AND ALTO PALERMO S.A. (APSA)

Given that the Company, IRSA Inversiones y Representaciones S.A. and Alto Palermo S.A. (collectively referred to as “the Parties”) have operational areas with certain common characteristics, the Board has deemed it advisable to analyze the possibility of implementing alternatives to reduce certain fixed costs in the pursuance of business (the “Project”) for the purpose of decreasing their incidence on operating results, taking advantage and optimizing the individual efficiencies of each company in the different areas that make up operational management.

In this respect, the Company has run a partial operational integration trial in the areas of Human Resources, Finances, Institutional Relations, Administration, Information Technology, Insurance, Purchases, Contracts and Operations, among others (the Areas). The outcome has shown the feasibility of the Project taking into account that the project is not covered by the provisions of Decree 677/01, Section 73, currently in force and an independent third party (Deloitte Argentina) has been retained to prepare a report on the definition of guidelines for liquidation and distribution basis for the implementation of the Project.

In this framework, an onerous Exchange of Operating Services Agreement has been made related to the mentioned areas, linking tasks carried out by one or more of the Parties for the benefit of the other Parties, invoiced and payable in the first place by offsets with services rendered by any of the Areas and in the second term, in the event of differences in the value of the services rendered, in money, among the companies involved in the Project. This Agreement shall have a 24-month term and it may be renewed for the same term unless notified rescission for any of the Parties. It must be emphasized that irrespective of such scheme, the Parties maintain absolute independence in their strategic and business decisions, with no consideration of the existence of the Project. Costs and benefits are allocated on the basis of operational efficiency and equity and none of the Parties pursue an individual economic benefit.

The same individuality is maintained over accounting records and systems, including the strict segregation of assets and liabilities. The Board has also understood that the implementation of the Project does not hinder the identification of economic transactions or services involved and neither does it have a negative effect on the efficacy of internal control systems or in the internal and external audits of any of the Parties or in the possibility of disclosing the transactions related to this Agreement in accordance with Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas (Argentine Federation of Professional Councils of Economic Sciences, FACPCE). In addition, Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator and Mrs. Clarisa Diana Lifsic de Estol, who is in turn member of the Audit Committee of the Board, has been appointed as the person responsible for the individual implementation of the project.

PROSPECTS FOR THE NEXT FISCAL YEAR

The new economic conditions existing in Argentina place the agribusiness sector and our company in highly favorable conditions to take advantage of opportunities as they arise. Therefore, we will continue our strategy of supplementing agriculture in our own farmlands with agriculture in third-party farmlands, provided that return on invested capital from this activity reaches the minimum standards required for this business.

Due to the effects of devaluation on the beef export industry and expected opening-up of the U.S., Mexican and Canadian markets after having succeeded in controlling FMD, the outlook for this activity is much promising. As we expect an increase in cattle assets in dollar terms, we will focus on obtaining the highest productivity and increasing our production levels in the livestock business. In addition, after the international conflict arising from a re-emergence of “Mad Cow” disease cases, there is a possibility of new markets for Argentine producers.

In terms of the local environment, the entrance of new international participants in the Argentine livestock sector is proof of the interest of major international players in this business.

In order to advance with our new projects, we have planned an external financing strategy for the working capital to be used in the production campaigns, at convenient rates, that will allow us to develop new businesses optimizing risks.

On the commercial front we are negotiating agreements with meat packers active in the export sector to slaughter our own cattle and export on behalf of third parties. For such purpose we have obtained an abattoir license.

In the framework of our expansion strategy, we will continue with the development of hectares to be used in agriculture under irrigation in our “Agro Riego San Luis” property. In addition, we will continue with the development of our “Los Pozos” property adding more space for agricultural and cattle production.

We will continue working hard on the development of a line of business oriented to agricultural services involving, inter alia, production of specialties and seed for the leading seed producers and exporting companies.

In addition, at present we have planned the development of a large-scale dairy farm with cutting edge technology. This would allow us to increase our current capacity by 2,000 head. The yields projected for this business are even higher than those of the agricultural business.

In Cactus Argentina S.A. we are projecting the development of a second feedlot, which would help us meet the increasing demand in the market.

The goal of Futuros y Opciones.com S.A., our Internet company, is to continue generating business agreements and expand the range of services offered to the agricultural community. We have started grain brokerage activities, to which effect we obtained a qualifying license, and expect to increase our market share in this profitable business.

For the coming fiscal year we are now planning a system migration consisting in an integration of our different interfaces and processes in the various areas that coexist in our Company. With this improvement our organization will be more flexible, efficient and agile in responding to the requirements of our business, and the entire organization will gain in competitiveness. In addition, thanks to the integration strategy, processes will be automated, standardized and formalized and thus easily auditable. As a result, we would be meeting the SEC requirements, especially those related to the Sarbanes-Oxley Act.

Looking forward, we will remain alert to the possibility of taking advantage of opportunities that may appear on the market selling land with mature businesses which generate good returns on the investment for the Company and acquiring mainly farms located in marginal areas with high productive potential. It is also for this purpose that we are now exploring investment alternatives outside Argentina.

BOARD OF DIRECTORS

The Board of Directors, which is responsible for our Company’s management, is made up of six directors and three alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years, provided that a third of the members may be appointed annually. Full and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders’ meeting held in October 2001, November 2002 and October 2003 for terms of office expiring in fiscal years 2004, 2005 and 2006, as applicable. Mr. Marcos Marcelo Míndlin, who occupied the position of First Vice Chairman, resigned from his respective appointments to devote himself to a personal professional project and was replaced by Dr. Saúl Zang.

The following table shows the current members of the Board of Directors:

Name and position	Date of birth	Position held at Cresud	Year of appointment to current position	End of office	Current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2002	2005	1994
Saúl Zang	12/30/1945	First vice-chairman	2003	2005	2003
Alejandro G. Elsztain	03/31/1966	Second vice-chairman	2003	2004	2003
Clarisa D. Lifsic	07/28/1962	Director	2001	2004	1994
Jorge O. Fernández	01/08/1939	Director	2003	2006	2003
Gabriel A. G. Reznik	11/18/1958	Director	2003	2006	2003
Juan C. Quintana Terán	06/11/1937	Alternate Director	2002	2005	1994
Salvador D. Bergel	04/17/1932	Alternate Director	2002	2005	1996
Gastón A. Lernoud	06/04/1968	Alternate Director	2002	2005	1999

A brief biographic description of each Board member is as follows:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A.; he is Vice-Chairman of the Board of Banco Hipotecario, among other positions. Eduardo S. Elsztain is the brother of our Director Alejandro G. Elsztain.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. He has been a founding member of the law firm Zang, Bergel & Viñes. He is also First Vice-Chairman of the Board of Directors of IRSA and Vice-Chairman of Puerto Retiro and Fibesa; and director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer graduated from the University of Buenos Aires. He is Chairman of Inversiones Ganaderas S.A.. He is also Second Vice-Chairman of IRSA and Executive Vice-Chairman of APSA and Shopping Alto Palermo S.A. Mr. Alejandro G. Elsztain is the brother of our Chairman, Eduardo S. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Masters Degree in Sciences with management expertise at the Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. At present, she is the Chairman of the Board of Directors of Banco Hipotecario S.A., among others.

Jorge Oscar Fernández. Mr. Fernández graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial activities as General Accountant for Banco del Este, Administrative Officer, Director and Second Vice-President for Banco Río de la Plata. He was also a member of the Board of Directors of various companies: Banelco, La Patagonia, Cía Previsional Río Citi, Siembra AFJP, Siembra Cía de Seguros, Río Valores, Sur Seguros, Inter Río Holdings Establishment, Banco Río and Sur Seguros. He is also a member of ADEBA (Argentine Banking Association).

Gabriel A. G. Reznik. Mr. Reznik holds a degree in Civil Engineering awarded by Universidad de Buenos Aires. He is a member of the Board of Directors of APSA, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. as well as alternate director of IRSA and Banco Hipotecario S.A., among others.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of APSA.

Salvador D. Bergel. Mr. Bergel is a Lawyer graduated from the National University of the Litoral and Doctor in Social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud graduated as a Lawyer from University of El Salvador, Buenos Aires, in 1992. He obtained a Masters degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a Senior associated member of Zang, Bergel & Viñes until June 2002, when he joined Cresud’s team of lawyers.

Compensation of the Board of Directors

Under the laws of Argentina, if the compensation of the Board is not provided for in the company’s by-laws, it shall be determined by the shareholders’ meeting. The maximum amount of compensation to be received by Board members, including compensation for permanent technical-administrative duties shall not exceed 25% of the company’s profits. Such amount shall be limited to 5% when no dividend is distributed to shareholders and shall be increased in proportion to such distribution. When one or more Directors are assigned to special committees or technical-administrative duties and profits are either non-existent or limited, the shareholders’ meeting may approve compensations in excess of the aforementioned limits.

The compensation of our Directors for each fiscal year is determined in accordance with the Argentine Companies Law, taking into account the results for the year and the performance of additional technical-administrative duties. Upon the amounts being determined they are submitted to our shareholders for consideration at the shareholders’ meeting. In addition, it is expressly represented that we have not entered into employment agreements with our directors.

Internal Control - Audit Committee

According to the Regime of Transparency in Public Offerings provided for by Decree 677/01, the regulations of the Comisión Nacional de Valores (CNV) and Resolutions No. 400 and 402 of the CNV, our Board of Directors resolved that the Audit Committee shall be a Board Committee which main duties shall be to assist the Board in complying with its duty to act with due care, diligence and skill in respect of our company, particularly in the application of the accounting policies and issuance of the accounting and financial information, management of business risks and internal control systems, the company’s business behavior and ethics, in monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of the internal audit duties both by our company and external auditors.

On May 27, 2004, the Board of Directors officially announced the formation and composition of the Audit Committee provided for in Section 15 of the Regime of Transparency in Public Offerings approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400/2002. Appointed to such committee were the following full members of the Company’s Board: Clarisa Diana Lifsic (non-independent director), Jorge Oscar Fernández (independent director) and Gabriel Adolfo Gregorio Reznik (independent director).

Surveillance Committee

The Surveillance Committee is charged with the review and supervision of management actions and of our company’s affairs and monitors compliance with the by-laws and the resolutions of the shareholders’ meetings. The members of the Surveillance Committee are appointed by the annual regular shareholders’ meeting and hold office for one year. The Surveillance Committee consists of three regular members and three alternate members.

The following table includes information about the members of our Surveillance Committee appointed at the Annual Regular Shareholders Meeting held on October 31, 2003:

Name	Date of birth	Position held at Cresud
Martín Barbafina	09/03/1965	Statutory Auditor
Corina I. Pando	12/26/1952	Statutory Auditor
Carlos Rebay	05/06/1949	Statutory Auditor
Carlos Rivarola	08/01/1954	Alternate Statutory Auditor
Gabriel Martini	02/21/1963	Alternate Statutory Auditor
Diego Niebuhr	02/10/1965	Alternate Statutory Auditor

The following is a brief biographical description of each member of our Surveillance Committee.

Martín Barbafina. Mr. Barbafina graduated as a Public Certified Accountant from the Argentine Catholic University. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. In addition, he is a member of the Surveillance Committees of APSA and IRSA.

Corina I. Pando. Ms. Pando graduated as a Public Certified Accountant from the University of Buenos Aires and she is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. She is also a member of the Surveillance Committees of Ford Credit Holding Argentina S.A. and Frimetal S.A.

Carlos A. Rebay. Mr. Rebay studied Economic Sciences and Business Administration at the “Universidad Argentina de la Empresa”. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Surveillance Committee of Massalin Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

Carlos H. Rivarola. Mr. Rivarola graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of Price Waterhouse & Co. member firm of PricewaterhouseCoopers. He is also a member of the Surveillance Committees of Tornquist Asesores de Seguros S.A. and Toyota Argentina S.A..

Gabriel Martini. Mr. Martini graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of Price Waterhouse & Co. member firm of PricewaterhouseCoopers. He is a member of the Professional Council of Economic Sciences of the City of Buenos Aires. Mr. Martini is also a member of the Surveillance Committee of Cibie Argentina S.A. and Emelar S.A.

Diego Niebuhr. Mr. Diego Niebuhr graduated as a Public Certified Accountant from the University of Buenos Aires. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. In addition, he is a member of the Surveillance Committee of Commercial Union S.A., Ford Credit Cia. Financiera S.A., Nutricia Bagó S.A., Ace Seguros and EPSON Argentina S.A.

Dividends and dividend policy

According to the Argentine Law, the distribution and payment of dividends to shareholders may only be validly made if they result from the company’s net and realized profits arising from the annual financial statements approved by shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at the annual regular shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of voting shares.

According to the Argentine law and to our by-laws the net and realized profits of each fiscal year shall be distributed as follows:

•	5% of net profits to our legal reserve, until it reaches 20% of our adjusted corporate capital stock;

•	a specified amount fixed by resolution of the shareholders’ meeting is assigned to compensation of our Directors and members of our Surveillance Committee; and

•	dividends, additional dividends on preferred shares, if any, or application of proceeds to optional or contingent reserves or to a new account, or for any other purpose as may be determined by the shareholders’ meeting.

In the past, we paid cash dividends at an average of Ps. 0.024 per share. At the shareholder meeting held on October 23, 1998, our shareholders approved the distribution of 7,997,577 treasury stock among our shareholders on a proportional basis, which are stated in the attached table as cash dividends.

As the result of the year ended June 30, 2002 was a $ 39,556,328 loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

The following table shows the ratio of dividends paid and total amount of dividends paid per fully paid-in common share for each year since 1995. The amounts in pesos are stated in historic pesos as of the relevant payment dates.

Year of declaration	Cash dividends(1)	Total per share
	(Pesos)	(Pesos)
1995	—	—
1996	—	—
1997	—	—
1998	0.099	0.099
1999	0.092	0.092
2000	0.011	0.011
2001	0.030	0.030
2002	—	—
2003	0.012	0.012

(1)	It corresponds to payments per share. To compute the dividends paid per ADS, the payment per share shall be multiplied by ten. The amounts in Pesos are stated in historic Pesos as of the relevant payment date..

The Board of Directors expressly represents that it has not yet completed the analysis of potential proposals to shareholders related to the issues mentioned in Section 62, Sub-section n of the Listing Regulations with respect to a potential distribution of cash dividends and/or capitalization of earnings, monetary capital adjustments and/or other issues. At present, it is also analyzing along the same lines and in conjunction with the dividend issue, the possibility of recovering the amounts paid as tax on the personal property of the shareholders in the Company’s role as representative for tax purposes, which have been duly paid as of this date.

Although we intend to distribute cash dividends in the future, we may not assure that we shall be in a position to do so.

STOCK INFORMATION

Information on the value of our shares at the Bolsa de Comercio de Buenos Aires

Our common shares are listed on the Bolsa de Comercio de Buenos Aires under the “CRES” symbol. They have been listed on the Bolsa de Comercio de Buenos Aires since December 12, 1960. The following table shows the highest and lowest closing prices of our common shares at the Bolsa de Comercio de Buenos Aires during the specified periods.

	Pesos per share
	Highest	Lowest
1996	2.25	1.38
1997	2.47	1.67
1998	2.14	1.07
1999	1.30	0.89

2000
1st quarter	1.03	0.81
2nd quarter	0.96	0.81
3rd quarter	0.90	0.79
4th quarter	0.85	0.75

	Pesos per share
	Highest	Lowest
2001
1st quarter	0.93	0.76
2nd quarter	1.05	0.80
3rd quarter	1.02	0.90
4th quarter	0.89	0.63
2002
1st quarter	1.90	0.75
2nd quarter	2.35	1.88
3rd quarter	2.50	1.52
4th quarter	2.42	1.75
2003
1st quarter	2.80	1.75
2nd quarter	2.74	2.10
3rd quarter	2.72	2.30
4th quarter	4.50	2.65
2004
January	3.95	3.25
February	3.49	2.90
March	3.60	3.06
April	3.60	3.31
May	3.45	2.60
June	3.50	2.99

Source: Bloomberg.

Information of the value of our shares at the NASDAQ

Each ADS of CRESUD represents 10 common shares. The American Depository Shares are listed and traded on the NASDAQ under the “CRESY” symbol. The ADS have been traded at the NASDAQ since March 1997 and were issued by the Bank of New York, Inc. as Depository for the ADS. The following table shows the highest and lowest closing prices of our ADS at the NASDAQ during the specified periods.

	US Dollars per ADS
	Highest	Lowest
1998	21.4	10.6
1999	12.9	8.8
2000
1st quarter	10.4	8.3
2nd quarter	10.1	7.9
3rd quarter	9.3	8.0
4th quarter	8.6	7.4

	US Dollars per ADS
	Highest	Lowest
2001
1st quarter	9.4	7.5
2nd quarter	10.5	8.0
3rd quarter	10.1	9.0
4th quarter	9.0	6.1
2002
1st quarter	7.0	5.8
2nd quarter	6.7	5.2
3rd quarter	6.7	4.1
4th quarter	6.3	4.6
2003
1st quarter	8.5	5.2
2nd quarter	10.0	6.8
3rd quarter	9.5	7.9
4th quarter	15.1	9.3
2004
January	12.7	11.1
February	11.8	10.3
March	12.8	10.3
April	12.8	11.8
May	11.6	8.5
June	11.8	10.0

Source: Bloomberg

Alejandro G.Elsztain
Second Vice-Chairman serving as Acting Chairman

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the year ended June 30, 2004 presented in comparative form with the previous year

Financial year N° 69 started on July 1, 2003

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS (Note 3 of the basic financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
	pesos	pesos	pesos
Ordinary certified shares of $1 face value and 1 vote each	150,532,819	150,532,819	150,532,819

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet at June 30, 2004 and 2003

	June 30, 2004 (Notes 1, 2 and 3)	June 30, 2003 (Notes 1, 2 and 3)		June 30, 2004 (Notes 1, 2 and 3)	June 30, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos		Pesos	Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 4.a.)	12,672,024	16,995,803	Debts:
Investments (Note 4.b.)	1,547,433	5,459,835	Trade accounts payable (Note 4.f.)	11,186,462	7,326,572
Trade accounts receivable (Note 4.c.)	4,630,328	6,899,952	Loans (Note 4.g.)	8,090,261	1,425,499
Other receivables and prepaid expenses (Note 4.d.)	19,408,644	6,231,659	Salaries and social security payable (Note 4.h.)	1,426,579	1,096,627
Inventories (Note 4.e.)	34,840,259	22,841,977	Taxes payable (Note 4.i.)	1,939,818	1,887,453

Total current assets	73,098,688	58,429,226	Other debts (Note 4.j.)	6,108,154	3,340,676

			Total Debts	28,751,274	15,076,827

			Total current liabilities	28,751,274	15,076,827

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	61,215	542,193
Inventories (Note 4.e.)	44,740,030	37,796,987
Investments (Note 4.b.)	263,698,683	202,321,555	Non-current liabilities
Other investments (Note 4.b.)	132,962,608	139,160,243	Loans (Note 4.g.)	125,880,874	137,951,054
Fixed assets, net (Schedule A)	157,387,134	148,510,846	Taxes payable (Note 4.i.)	26,213,217	22,749,374

Intangible assets (Schedule B)	—	369,637	Total non-current liabilities	152,094,091	160,700,428

Subtotal Non-Current Assets	598,849,670	528,701,461	Total Liabilities	180,845,365	175,777,255

Goodwill (Note 4.b.)	(25,869,346)	(19,347,598)	Minority interest	65,451	206,709

Total Non-Current Assets	572,980,324	509,353,863	SHAREHOLDERS’ EQUITY	465,168,196	391,799,125

Total Assets	646,079,012	567,783,089	Total Liabilities and Shareholders’ Equity	646,079,012	567,783,089

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

	June 30, 2004 (Notes 1, 2 and 3)	June 30, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos
Sales
Crops	26,921,690	50,167,010
Beef cattle	27,370,418	17,311,212
Milk	3,191,948	2,414,992
Others	4,786,930	2,056,625

Total Sales	62,270,986	71,949,839

Cost of sales (Schedule F)
Crops	(15,405,391)	(39,425,551)
Beef cattle	(21,140,135)	(8,746,014)
Milk	(1,307,963)	(1,483,172)
Others	(1,123,049)	(1,387,410)

Total cost of sales	(38,976,538)	(51,042,147)

Gross income	23,294,448	20,907,692

Selling expenses (Schedule H)	(4,903,065)	(6,045,309)
Administrative expenses (Schedule H)	(5,298,032)	(4,309,119)
Net gain on sale of farms	1,668,751	4,869,484
Gain from inventory holdings (Schedule F)	2,230,329	12,224,813

Operating income	16,992,431	27,647,561

Financial results (Note 4.k.)
Financial income (loss) generated by assets	19,940,562	(51,269,561)
Financial (loss) income generated by liabilities	(19,735,014)	40,329,234
Other expenses
Gains from others fixed assets sales	268,632	32,734
Donations	(706,200)	(2,000,000)
Others	(36,977)	(124,622)
Income from related companies	27,071,225	68,008,820
Management fees	(3,567,003)	(7,224,996)

Income before income tax and minority interest	40,227,656	75,399,170

Income tax expense	(8,265,895)	(10,598,255)
Minority interest	141,261	224,046

Net income for the year	32,103,022	65,024,961

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

	June 30, 2004 (Notes 1, 2 and 3)	June 30, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos
Changes in funds
Funds at the beginning of the year	20,930,228	44,339,538
Funds at the end of the year	12,733,227	20,930,228

Net decrease in funds	(8,197,001)	(23,409,310)
Causes of changes in funds
Operations activities
Income for the year	32,103,022	65,024,961
Liabilities interest	10,589,741	8,399,579
Income tax	8,265,895	10,598,255
Adjustments made to reach net funds from operations activities
Results from interest in related companies	(27,071,225)	(68,008,820)
Minority interest	(141,261)	(224,046)
Increase in allowances and reserves	6,634,767	5,728,774
Amortization and depreciation	3,591,056	3,553,867
Results from inventory holdings	(2,230,329)	(12,224,813)
Financial results	(10,246,273)	(9,513,301)
Result from sale of fixed assets	(1,937,383)	(4,902,218)
Changes in operating assets and liabilities
Decrease in current investments	11,551,129	5,701,035
Decrease in trade accounts receivable	2,269,624	10,158,710
(Increase) decrease in other receivables	(13,724,244)	655,669
(Increase) decrease in inventories	(17,092,786)	18,992,074
Decrease in social securities contributions and taxes payable and advances to customers	(4,436,890)	(10,845,802)
Increase (decrease) in trade accounts payable	1,490,419	(7,996,890)
Dividends collected	1,549,938	1,478,533
Decrease in other debts	(1,497,818)	(5,146,094)

Net fund (applied to) provided by operations activities	(332,618)	11,429,473

Investment activities
Increase in permanent investments	(1,199,671)	(176,627,072)
Increase in interest in related companies	(14,564,425)	(8,151,725)
Acquisition and upgrading of fixed assets	(14,579,991)	(30,998,217)
Collection of receivables related to the sale of fixed assets	1,008,000	2,543,257
Sale of fixed assets	4,801,457	12,750,598

Net funds applied to investment activities	(24,534,630)	(200,483,159)

Financing activities
Exercise of Warrant	23,068,638	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	332,437	3,564,008
Increase in financial loans	6,757,677	177,457,104
Decrease in financial loans	(10,682,655)	(13,659,222)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,717,514)

Net funds provided by financing activities	16,670,247	165,644,376

Net decrease in funds	(8,197,001)	(23,409,310)

Items not involving changes in funds
Transfer of inventory to fixed assets	381,790	210,551
Increase in related companies by decrease in permanent investments	14,769,667	—
Repayment of financial loans through issue of stock by exercise of conversion right	19,364,974	593,038

Complementary information
Interest paid	10,684,927	5,539,589
Income tax expense paid	1,240,371	8,859,039

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Comisión Nacional de Valores, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 4 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as amended by Technical Resolution No. 19, the Balance Sheet as of June 30, 2004 and 2003 and the Statements of Income and the Statements of Cash Flows for the fiscal years then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 1.b and 1.c to the basic financial statements).

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of June 30, 2004 and 2003 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at June 30, 2003.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets – Development expenditures

These expenses include organizational and development costs of the web page incurred until March 31, 2001. These expenses were restated, see Note 1 c) of the Basic Financial Statements and were depreciated by the straight line method over thirty-six months as from April 1, 2001. For being less than five years, this depreciation term qualifies under the second option of the transitional rules provided in section 8.2.3. of Technical Resolution No. 17. The amortization of these expenses concluded in March 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Cash	75,756	43,967
Foreign currency (Schedule G)	46,431	3,239,854
Patacones currency	39	—
Local currency checking account	4,919,008	645,182
Patacones currency checking account	22	171,891
Lecop currency checking account	—	62,532
Foreign currency checking account (Schedule G)	1,220,084	6,627,063
Local currency saving account	12,295	20,583
Foreign currency saving account (Schedule G)	5,949,506	5,743,467
Checks to be deposited	448,883	415,481
Patacones checks to be deposited	—	25,783

	12,672,024	16,995,803

b.	Investments and Goodwill

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Investment
Investment (Schedule C and G)	1,547,433	5,459,835

	1,547,433	5,459,835

Investment
Investment from related companies (Schedule C)	263,698,683	202,321,555

	263,698,683	202,321,555

Other investments
Other investments (Schedule C and G)	132,962,608	139,160,243

	132,962,608	139,160,243

Goodwill
Goodwill (Schedule C)	(25,869,346)	(19,347,598)

	(25,869,346)	(19,347,598)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Accounts receivable in local currency	4,847,468	5,345,126
Less:
Provision for defaulting debtors (Schedule E)	(412,067)	(479,125)
Accounts receivable in foreign currency (Schedule G)	3,983	2,020,242
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	190,944	13,709

	4,630,328	6,899,952

d.	Other receivables and prepaid expenses

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Prepaid leases	4,465,136	1,894,560
Guarantee deposits (Schedule G)	2,188,998	682,027
Secured by mortgage and under legal proceedings (Schedule G)	1,033,997	531,602
Prepaid expenses	897,192	864,244
Tax prepayments (net of accrual)	7,578,689	201,559
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,346,401	1,334,692
IRSA Inversiones y Representaciones Sociedad Anónima	637	—
Shareholders	1,711,833	455,583
Other	185,761	267,392

	19,408,644	6,231,659

Non-current
Secured by mortgage	—	504,192
Tax on Minimum Hypothetical Income	56,450	26,574
Other	4,765	11,427

	61,215	542,193

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Livestock	18,829,580	13,116,997
Crops	8,639,910	6,301,776
Unharvested crops	1,603,897	1,112,230
Seeds and fodder	241,516	171,486
Materials and others	4,085,023	1,501,686
Advances to suppliers	1,440,333	637,802

	34,840,259	22,841,977

Non-Current
Livestock	44,740,030	37,796,987

	44,740,030	37,796,987

f.	Trade accounts payable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Suppliers in local currency	4,642,086	3,759,549
Suppliers in foreign currency (Schedule G)	1,118,770	436,439
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones S.A.	1,108	—
Cactus Argentina S.A.	1,887,979	203,335
Related companies-Fundación IRSA	1,177,988	1,608,138
Accrual for other expenses (Schedule G)	2,141,883	1,206,448
Accrual for cereal expenses	213,177	108,825
Accrual for Directors’ Fees (net of advances)	3,471	3,838

	11,186,462	7,326,572

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Local financial loans (1)	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	1,332,584	1,425,499

	8,090,261	1,425,499

Non Current
Convertible Bonds 2007 (Schedule G)	127,587,867	139,450,965
Convertible Bonds 2007 expenses	(1,706,993)	(1,499,911)

	125,880,874	137,951,054

(1)	Credit lines obtained at an average interest rate of 4%. They were repaid subsequent to the closing date.

h.	Salaries and social security payable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Vacation, statutory annual bonus allowance	1,031,906	859,519
Social security administration	186,534	138,564
Salaries payable	192,632	94,607
Health care scheme	2,533	1,043
Other	12,974	2,894

	1,426,579	1,096,627

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Accrual for income tax	4,418,739	6,304,357
Advances to Income tax	(2,808,338)	(4,669,379)
Tax on Minimum Hypothetical Income	24,135	(124,503)
Value added tax	—	45,164
Property tax payable	103,284	179,614
Taxes withheld for income tax	188,125	45,494
Personal assets tax	—	148,824
Sales tax payable	91,306	169,448
Taxes withheld-Gross sales tax payable	(80,728)	(83,328)
Taxes withheld-Value added tax payable	—	(134,693)
Other	3,295	6,455

	1,939,818	1,887,453

Non-current
Deferred tax	26,213,217	22,749,374

	26,213,217	22,749,374

j.	Other debts

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Advances to customers (Schedule G)	4,432,500	—
Accrual for Management fees	1,537,173	3,204,773
Loan to FYO minority shareholders	134,196	134,196
Other	4,285	1,707

	6,108,154	3,340,676

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subdsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

k.	Financial results

	June 30, 2004 Income (Loss)	June 30, 2003 Income (Loss)
	Pesos	Pesos
Generated by assets:
Exchange differences and discounts	9,650,353	(54,222,792)
Interest income	242,505	886,510
Bad debts (Schedule E)	67,058	(50,000)
Reference stabilization index (CER)	(302,116)	507,772
Tax on debts and credits	(1,242,966)	(904,829)
Holding results	—	(2,640,590)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	11,517,318	7,080,857
Others	8,410	165,659
Inflation adjustment	—	(2,092,148)

	19,940,562	(51,269,561)

	June 30, 2004 Income (Loss)	June 30, 2003 Income (Loss)
	Pesos	Pesos
Generated by liabilities:
Holding results	—	1,286,969
Inflation adjustment	—	4,698,515
Reference stabilization index (CER)	—	(531,789)
Interest expense	(5,144)	(11,175)
Financial expenses
Convertible Bonds issued interest	(10,589,742)	(6,965,029)
Others	(1,108,573)	(1,276,683)
Exchange differences and discounts	(8,031,555)	43,128,426

	(19,735,014)	40,329,234

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
1st quarter 2004/2003 financial year	—	—	—	6,874,952	—	2,471,562
2nd quarter 2004/2003 financial year	—	1,422,315	—	—	—	129,130
3rd quarter 2004/2003 financial year	—	—	—	—	—	505,786
4th quarter 2004/2003 financial year	—	—	—	—	—	250,925
1st quarter 2005/2004 financial year	—	—	4,465,509	—	3,266,874	—
2nd quarter 2005/2004 financial year	1,388,504	—	—	—	28,575	—
3rd quarter 2005/2004 financial year	—	—	—	—	296,954	504,192
4th quarter 2005/2004 financial year	—	—	—	—	307,543	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	17,154	—
1st quarter 2007/2006 financial year	—	—	—	—	4,765	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	132,941,891	139,139,526	—	—	—	—
Overdue	—	—	—	25,000	—	—
With no stated current term	158,929	4,037,520	164,819	—	15,508,698	2,874,256
With no stated non-current term	20,717	20,717	—	—	39,296	38,001

Total	134,510,041	144,620,078	4,630,328	6,899,952	19,469,859	6,773,852

b)	Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
At fixed interest rate	132,941,891	139,139,526	—	—	3,535,277	1,322,687
At variable interest rate	158,929	4,037,520	—	—	2,307,893	277,048
Non-interest bearing	1,409,221	1,443,032	4,630,328	6,899,952	13,626,689	5,174,117

Total	134,510,041	144,620,078	4,630,328	6,899,952	19,469,859	6,773,852

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES (Continued)

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
1st quarter 2004/2003 financial year	—	7,279,749	—	—	—	1,083,306	—	233,738	—	3,206,480
2nd quarter 2004/2003 financial year	—	—	—	1,425,499	—	13,321	—	1,635,240	—	—
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	2,795	—	—
1st quarter 2005/2004 financial year	11,152,701	—	6,757,677	—	1,395,974	—	305,282	—	1,541,458	—
2nd quarter 2005/2004 financial year	3,471	—	1,332,584	—	30,605	—	1,634,536	—	—	—
3rd quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	4,432,500	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	—	—	125,880,874	137,951,054	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	15,680	—	—
With no stated current term	30,290	46,823	—	—	—	—	—	—	134,196	134,196
With no stated non-current term	—	—	—	—	—	—	26,213,217	22,749,374	—	—

Total	11,186,462	7,326,572	133,971,135	139,376,553	1,426,579	1,096,627	28,153,035	24,636,827	6,108,154	3,340,676

b)	Assets and liabilities classified according to the Interest rate that they accrued (in pesos)

Interest rate that they accrued	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
At fixed interest rate	—	—	132,638,551	137,951,054	—	—	—	—	2,196,666	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,186,462	7,326,572	1,332,584	1,425,499	1,426,579	1,096,627	28,153,035	24,636,827	3,911,488	3,340,676

Total	11,186,462	7,326,572	133,971,135	139,376,553	1,426,579	1,096,627	28,153,035	24,636,827	6,108,154	3,340,676

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the tittles they bear.

	June 30, 2004	June 30, 2003
Average appraised stock in circulation	137,137,783	121,388,429
Average appraised diluted ordinary stock	320,857,163	244,280,962

	June 30, 2004	June 30, 2003
Earnings for the calculation of basic earnings per share	32,103,022	65,024,961
Exchange differences	7,501,875	(36,195,969)
Interest	10,589,741	6,965,029
Income tax	(6,332,066)	10,230,829
Earnings for the calculation of diluted earnings per share	43,862,572	46,024,850

BASIC Earnings per share	June 30, 2004	June 30, 2003
Earnings	32,103,022	65,024,961
Number of shares	137,137,783	121,388,429
Earnings per share	0.23	0.54

DILUTED Earnings per share	June 30, 2004	June 30, 2003
Earnings	43,862,572	46,024,850
Number of shares	320,857,163	244,280,962
Earnings per share	0.14	0.19

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of June 30, 2004:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	26,921,690	27,370,418	3,191,948	4,786,930	62,270,986
Assets	105,450,881	127,083,455	8,584,104	404,960,572	646,079,012
Liabilities	3,568,594	2,235,151	32,802	175,008,818	180,845,365
Fixed asset additions	11,397,462	1,461,912	181,499	1,539,118	14,579,991
Depreciation of fixed assets	1,508,431	1,020,808	178,341	513,839	3,221,419
Amortization of intangible assets	—	—	—	369,637	369,637
Income from related companies	1,534,831	508,876	166,423	24,861,095	27,071,225

As of June 30, 2003:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	50,167,010	17,311,212	2,414,992	2,056,625	71,949,839
Assets	89,235,541	137,170,463	9,352,966	332,024,119	567,783,089
Liabilities	3,297,335	1,042,222	22,564	171,415,134	175,777,255
Fixed asset additions	29,078,790	1,498,858	157,960	262,609	30,998,217
Depreciation of fixed assets	1,373,437	1,266,970	186,021	255,423	3,081,851
Amortization of intangible assets	—	—	—	472,016	472,016
Income from related companies	2,020,396	397,858	179,593	65,410,973	68,008,820

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps. 583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of year	Rate %	Accumulated at the beginning of the year	Decrease of the year	Current year	Accumulated at the end of year	Net carrying value at June 30, 2004	Net carrying value at June 30, 2003
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	124,332,894	2,685,430	2,397,568	124,620,756	—	—	—	—	—	124,620,756	124,332,894
Wire fences	5,487,465	1,365	235,285	5,253,545	3	1,290,600	235,285	172,688	1,228,003	4,025,542	4,196,865
Watering troughs	3,677,240	35,374	—	3,712,614	5	852,156	—	180,731	1,032,887	2,679,727	2,825,084
Alfalfa fields and meadows	3,358,824	391,786	1,581,013	2,169,597	12-25-50	2,368,752	1,393,201	468,377	1,443,928	725,669	990,072
Buildings and constructions	5,573,995	102,314	—	5,676,309	2	1,881,588	—	98,554	1,980,142	3,696,167	3,692,407
Machinery	9,136,628	50,696	754,988	8,432,336	10	5,547,697	616,216	791,201	5,722,682	2,709,654	3,588,931
Vehicles	1,160,475	510,791	326,148	1,345,118	20	732,760	282,196	244,501	695,065	650,053	427,715
Tools	192,157	10,788	9,584	193,361	10	120,938	5,453	14,555	130,040	63,321	71,219
Furniture and equipment	1,099,079	98,856	149,816	1,048,119	10	701,722	123,245	91,187	669,664	378,455	397,357
Breeding livestock	385,598	—	385,598	—	20	385,598	385,598	—	—	—	—
Corral and leading lanes	624,985	27,946	—	652,931	3	109,968	—	21,197	131,165	521,766	515,017
Roads	1,364,949	23	173,717	1,191,255	10	717,322	173,717	124,926	668,531	522,724	647,627
Facilities	6,022,694	1,580,895	118,394	7,485,195	10-20-33	2,848,525	59,167	799,700	3,589,058	3,896,137	3,174,169
Computer equipment	1,290,810	110,034	7,371	1,393,473	20	966,549	7,108	150,728	1,110,169	283,304	324,261
Planes	10,444	—	10,444	—	10	10,444	10,444	—	—	—	—
Silo plants	1,166,150	2,964	—	1,169,114	5	252,571	—	63,074	315,645	853,469	913,579
Constructions in progress	2,331,204	9,260,138	5,778	11,585,564	—	—	—	—	—	11,585,564	2,331,204
Advances to suppliers	82,445	92,381	—	174,826	—	—	—	—	—	174,826	82,445

Total at June 30, 2004	167,298,036	14,961,781	6,155,704	176,104,113		18,787,190	3,291,630	3,221,419	18,716,979	157,387,134

Total at June 30, 2003	145,825,463	31,208,768	9,736,195	167,298,036		17,593,154	1,887,815	3,081,851	18,787,190		148,510,846

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule B

	Value at the beginning and end of the year	Amortization				Net carrying value at June 30, 2004	Net carrying value at June 30, 2003
			Current year		Accumulated at the end of the year
Principal Account		Accumulated at the beginning of the year	Rate %	Amount
	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos
Development expenditures	1,410,368	1,057,775	33.33	352,593	1,410,368	—	352,593
Brands and patents	18,938	1,894		17,044	18,938	—	17,044

Total at June 30, 2004	1,429,306	1,059,669		369,637	1,429,306	—

Total at June 30, 2003	1,429,306	587,653		472,016	1,059,669		369,637

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule C

					INFORMATION ON THE ISSUER
						Latest financial statements
Type and characteristics of the securities	Amount	Value at June 30, 2004	Value at June 30, 2003	Market value	Principal activity	Capital	Income for the year	Shareholders Equity
		Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds		—
ABN AMRO in pesos			2,888,061
Fondo especial Banco Rio in pesos	255,189	57,122	1,042,426	0.223842
Fondo plazo fijo Banco Rio in dollars	1,778	4,081	3,938	2.295653

		61,203	3,934,425

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)		1,388,504	1,422,315
Bonos Global 2010	110,000	97,096	102,465	0.882691
Bocon Pro 1	157,647	630	630	0.003996

		1,486,230	1,525,410

Total current investments		1,547,433	5,459,835

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S. A.				unlisted	Agricultural and livestock	2,500,000	5,340,205	15,014,136
Shares	893,069	5,230,031	4,971,181
Contribution on account of future subscriptions of shares		7,865	7,865
Higher value of property		11,179,150	11,179,150

		16,417,046	16,158,196

CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of	1,300,000	802,683	6,558,230
Shares	650,000	1,143,497	742,155		agricultural and beef cattle products
Contribution on account of future subscriptions of shares		2,135,618	2,135,618

		3,279,115	2,877,773

IRSA Inversiones y Representaciones S.A.
Shares	63,247,601	244,002,522	183,285,586	listed	Real state	248,802,994	87,864,403	959,855,500

		244,002,522	183,285,586

	Subtotal	263,698,683	202,321,555

Other Investments
Convertible Bonds 2007 - IRSA (US$)	44,943,168	132,941,891	139,139,526
Coprolan		20,717	20,717	unlisted

	Subtotal	132,962,608	139,160,243

Goodwill
Goodwil		659,676	1,319,353
IRSA negative goodwill		(26,529,022)	(20,666,951)

	Subtotal	(25,869,346)	(19,347,598)

Total non-current investments		370,791,945	322,134,200

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3 )

Schedule E

Item	Opening balances	Increases (1)	Deductions (1)	Inflation adjustment	Value at June 30, 2004	Value at June 30, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Deducted from asset
Defaulting debtors	479,125	—	(67,058)	—	412,067	479,125

Total at June 30, 2004	479,125	—	(67,058)	—	412,067

Total at June 30, 2003	802,934	50,000	(286,146)	(87,663)		479,125

(1)	The accounting appropriation is included in Note 4.k.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of sales

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004		June 30, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	48,619,300	35,445,265	2,294,684	1,467,561	—	—	50,913,984		36,912,826
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	112,517	291,033	58,969	115,435	—	—	171,486		406,468
Materials	1,222,255	2,749,377	—	30,356	33,362	51,732	246,069	293,378	1,501,686		3,124,843

	8,636,261	28,807,071	48,731,817	35,766,654	2,387,015	1,634,728	246,069	293,378		60,001,162		66,501,831
Holding results	—	—	1,842,021	11,240,614	388,308	984,199	—	—		2,230,329		12,224,813
Commodities market results	(50,674)	(290,717)	—	—	—	—	—	—		(50,674)		(290,717)
Transfer of Inventories to expenses	(164,529)	(93,181)	(50,556)	(67,093)	—	—	—	—		(215,085)		(160,274)
Transfer of Inventories to fixed assets	(368,192)	(207,388)	—	—	—	—	(13,598)	(3,163)		(381,790)		(210,551)
Transfer of Unharvested crops to expenses	(14,455,385)	(13,762,016)	(423,539)	(379,693)	(392,600)	(183,214)	(597,095)	(502,491)		(15,868,619)		(14,827,414)
Recovery of Inventories	—	—	260,193	254,651	(260,193)	(254,651)	—	—		—		—
Purchases	16,430,101	14,301,841	14,522,350	2,737,099	1,186,645	167,262	682,888	594,595		32,821,984		17,800,797
Operating expenses (Schedule H)	19,463,835	19,306,202	15,811,699	7,925,599	2,297,908	1,521,863	1,005,745	1,251,160		38,579,187		30,004,824
Less:
Inventories at the end of the year
Beef cattle	—	—	(59,418,980)	(48,619,300)	(4,150,630)	(2,294,684)	—	—	(63,569,610)		(50,913,984)
Crops	(8,639,910)	(6,301,776)	—	—	—	—	—	—	(8,639,910)		(6,301,776)
Unharvested crops	(1,603,897)	(1,112,230)	—	—	—	—	—	—	(1,603,897)		(1,112,230)
Seeds and fodder	—	—	(134,870)	(112,517)	(103,508)	(58,969)	(3,138)	—	(241,516)		(171,486)
Materials	(3,842,219)	(1,222,255)	—	—	(44,982)	(33,362)	(197,822)	(246,069)	(4,085,023)	(78,139,956)	(1,501,686)	(60,001,162)

Cost of Sales	15,405,391	39,425,551	21,140,135	8,746,014	1,307,963	1,483,172	1,123,049	1,387,410		38,976,538		51,042,147

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule G

	June 30, 2004				June 30, 2003
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
			Pesos	Pesos			Pesos
Current Asset
Cash and banks
Cash and banks	US$	2,472,934	2.92	7,216,021	US$	5,781,624	15,610,384
Investments:
Mutual funds	US$	1,399	2.92	4,081	US$	1,459	3,938
Interest of Convertible Bonds 2007-IRSA	US$	469,406	2.96	1,388,504	US$	507,970	1,422,315
Trade accounts receivable
Accounts receivable	US$	1,365	2.92	3,983	US$	748,238	2,020,242
Other receivables and prepaid expenses:
Secured by mortgages	US$	354,351	2.92	1,033,997	US$	—	—
Guarantee deposits	US$	750,171	2.92	2,188,998	US$	252,603	682,027
Non-Current Asset
Investments:
Convertible Bonds 2007-IRSA	US$	44,943,168	2.96	132,941,891	US$	49,692,688	139,139,526

Total Asset	US$	48,992,794		144,777,475	US$	56,984,582	158,878,432

Current liabilities
Trade account payable:
Suppliers	US$	378,218	2.96	1,118,770	US$	155,871	436,439
Accrual for other expenses	US$	499,662	2.96	1,477,683	US$	168,608	472,102
Loans:
Interest of Convertible Bonds 2007	US$	450,502	2.96	1,332,584	US$	509,107	1,425,499
Other debts
Advances to customers	US$	1,500,000	2.96	4,432,500	US$	—	—
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	43,133,153	2.96	127,587,867	US$	49,803,916	139,450,965

Total Liabilities	US$	45,961,535		135,949,404	US$	50,637,502	141,785,005

US$:	US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule H

	Total June 30, 2004	Operating Expenses					Expenses		Total June 30, 2003
Items		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	9,917	—	—	—	—	—	—	9,917	41,718
Fees and payments for services	1,778,130	820,936	529,515	183,430	43,019	64,972	—	957,194	1,304,235
Salaries and wages	5,883,595	3,108,867	734,734	1,768,152	329,592	276,389	49,469	2,725,259	4,382,007
Social security contributions	941,853	477,095	191,277	213,193	19,037	53,588	9,423	455,335	779,223
Taxes, rates and contributions	501,800	433,081	175,714	217,740	28,061	11,566	—	68,719	509,367
Gross sales taxes	623,425	—	—	—	—	—	623,425	—	735,630
Office and administrative expenses	407,248	116,701	—	5,984	—	110,717	—	290,547	346,529
Bank commissions and expenses	13,084	13,084	6,605	6,168	311	—	—	—	49,740
Depreciation of fixed assets	3,221,419	2,974,687	1,509,592	1,184,075	227,614	53,406	—	246,732	3,081,851
Vehicle and travelling expenses	564,825	375,682	159,494	182,876	13,143	20,169	9,057	180,086	474,475
Spare parts and repairs	1,146,429	1,146,429	555,944	498,439	87,145	4,901	—	—	793,849
Insurance	320,551	44,807	20,106	20,729	1,387	2,585	—	275,744	346,733
Employees’ maintenance	199,849	151,896	41,583	98,085	5,778	6,450	—	47,953	158,171
Amortization of intangible assets	369,637	369,637	—	—	—	369,637	—	—	472,016
Livestock expenses	12,274,573	11,017,933	—	11,017,933	—	—	1,256,640	—	5,355,588
Dairy farm expenses	1,530,085	1,530,085	—	—	1,530,085	—	—	—	993,744
Agricultural expenses	18,003,203	15,110,581	15,110,581	—	—	—	2,892,622	—	19,911,110
Silo expenses	389,016	389,016	389,016	—	—	—	—	—	45,750
Coal expenses	12,764	1,746	—	—	—	1,746	11,018	—	39,293
Firewood expenses	707	—	—	—	—	—	707	—	11,932
FyO expenses	59,093	8,389	—	—	—	8,389	50,704	—	84,810
General expenses	522,862	482,316	39,674	414,895	12,736	15,011	—	40,546	441,481
Contributions and services	6,219	6,219	—	—	—	6,219	—	—	—

Total at June 30, 2004	48,780,284	38,579,187	19,463,835	15,811,699	2,297,908	1,005,745	4,903,065	5,298,032	—

Total at June 30, 2003		30,004,824	19,306,202	7,925,599	1,521,863	1,251,160	6,045,309	4,309,119	40,359,252

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as at June 30, 2004 and 2003

	June 30, 2004 (Notes 1 and 2)	June 30, 2003 (Notes 1 and 2)		June 30, 2004 (Notes 1 and 2)	June 30, 2003 (Notes 1 and 2)
	Pesos	Pesos		Pesos	Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 8.a.)	12,522,961	16,804,920	Debts:
Investments (Note 8.b.)	1,490,311	5,459,835	Trade accounts payable (Note 8.f.)	11,051,036	7,223,508
Trade accounts receivable (Note 8.c.)	3,576,983	6,216,651	Loans (Note 8.g.)	8,090,261	1,425,499
Other receivables and prepaid expenses (Note 8.d.)	20,037,337	6,132,962	Salaries and social security payable (Note 8.h.)	1,359,719	1,052,445
Inventories (Note 8.e.)	34,330,261	22,086,691	Taxes payable (Note 8.i.)	1,722,271	1,769,547

Total Current Assets	71,957,853	56,701,059	Other debts (Note 8.j.)	8,170,624	4,110,546

			Total Debts	30,393,911	15,581,545

Non-Current Assets			Total Current Liabilities	30,393,911	15,581,545

Other receivables and prepaid expenses (Note 8.d.)	17,154	504,192
Inventories (Note 8.e.)	40,982,536	34,947,790
Investments (Note 8.b.)	274,977,554	213,361,465	Non-Current Liabilities
Other investments (Note 8.b.)	132,962,608	139,160,243	Loans (Note 8.g.)	125,880,874	137,951,054
Fixed assets, net (Schedule A)	151,547,192	141,882,382	Taxes payable (Note 8.i.)	25,132,570	21,877,809

Subtotal Non-Current Assets	600,487,044	529,856,072	Total Non-Current Liabilities	151,013,444	159,828,863

Goodwill (Note 8.b.)	(25,869,346)	(19,347,598)	Total liabilities	181,407,355	175,410,408

Total Non-Current Assets	574,617,698	510,508,474	SHAREHOLDERS’ EQUITY (as per corresponding statement)	465,168,196	391,799,125

Total Assets	646,575,551	567,209,533	Total Liabilities and Shareholders’ Equity	646,575,551	567,209,533

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

	June 30, 2004 (Notes 1 and 2)	June 30, 2003 (Notes 1 and 2)
	Pesos	Pesos
Sales
Crops	26,921,690	50,167,010
Beef cattle	26,486,516	16,163,219
Milk	3,191,948	2,414,992
Other	3,867,020	1,369,639

Total Sales	60,467,174	70,114,860

Cost of sales (Schedule F)
Crops	(15,405,391)	(39,425,551)
Beef cattle	(20,703,309)	(7,866,452)
Milk	(1,307,963)	(1,483,172)
Other	(8,419)	(97,555)

Total cost of sale	(37,425,082)	(48,872,730)

Gross income	23,042,092	21,242,130

Selling expenses (Schedule H)	(4,702,702)	(5,878,515)
Administrative expenses (Schedule H)	(5,120,950)	(4,207,388)
Net gain on sale of farms	1,085,345	4,869,484
Gain from inventory holdings (Schedule F)	2,108,909	11,204,231

Operating income	16,412,694	27,229,942

Financial Results (Note 8.k.)
Financial gain (loss) generated by assets	20,026,418	(51,143,806)
Financial (loss) gain generated by liabilities	(19,877,247)	40,252,439
Other expenses:
Gains from others fixed assets sales	259,926	30,634
Donations	(706,200)	(2,000,000)
Others	(42,359)	(124,622)
Gain from related companies	27,310,187	67,853,535
Management fees (Note 5)	(3,567,003)	(7,224,996)

Income before income tax	39,816,416	74,873,126

Income tax expense (Note 6)	(7,713,394)	(9,848,165)

Net income for the year	32,103,022	65,024,961

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

	Shareholders’contributions					Legal reserve	Retained earnings	Total at June 30, 2004	Total at June 30, 2003
Items	Common stock (Note 3)	Treasury stock (Note 3)	Inflation adjustment of Common stock	Paid-in capital	Total
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Balances at the beginning of the year	124,098,095	572,437	166,218,124	89,991,775	380,880,431	5,833,163	5,085,531	391,799,125	322,617,118
Subscription of incentive plan (Note 13)	332,437	(332,437)			—		332,437	332,437	3,564,008
Conversion of bonds in common stock (Note 14)	13,136,577			6,228,397	19,364,974			19,364,974	593,038
Exercise of Warrants	12,965,710			10,102,928	23,068,638			23,068,638	—
Appropriation of profits resolved by Shareholders’ Meeting held on October 31, 2003
Increase in legal reserve						254,277	(254,277)	—	—
Cash dividends							(1,500,000)	(1,500,000)
Net income for the year							32,103,022	32,103,022	65,024,961

Balances at June 30, 2004	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713	465,168,196	—

Balances at June 30, 2003	124,098,095	572,437	166,218,124	89,991,775	380,880,431	5,833,163	5,085,531		391,799,125

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

	June 30, 2004 (Notes 1 and 2)	June 30, 2003 (Notes 1 and 2)
	Pesos	Pesos
Changes in funds
Funds at the beginning of the year	20,739,345	44,184,079
Funds at the end of the year	12,527,042	20,739,345

Net decrease in funds	(8,212,303)	(23,444,734)
Causes of changes in funds
Operations activities
Income for the year	32,103,022	65,024,961
Liabilities interest	10,589,741	8,399,579
Income tax	7,713,394	9,848,165
Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	(27,310,187)	(67,853,535)
Increase in allowances and reserves	6,634,767	5,728,774
Depreciation	2,993,049	2,844,887
Results from inventory holdings	(2,108,909)	(11,204,231)
Financial results	(10,246,275)	(9,655,208)
Result from sale of fixed assets	(1,345,271)	(4,900,118)
Changes in operating assets and liabilities
Decrease in current investments	11,551,129	5,701,558
Decrease in trade accounts receivable	2,639,668	10,527,377
(Increase) decrease in other receivables	(14,445,574)	438,672
(Increase) decrease in inventories	(16,551,197)	18,858,565
Decrease in social securities charges & taxes payable and advances to customers	(4,215,790)	(10,696,436)
Increase (decrease) in trade accounts payable	1,458,057	(8,026,200)
Dividends collected	1,549,938	1,478,533
Decrease in other debts	(205,218)	(5,160,559)

Net funds provided by operations activities	804,344	11,354,784

Investment activities
Increase in permanent investments	(1,199,671)	(176,627,072)
Increase in interest in related companies	(14,564,425)	(8,151,725)
Acquisition and upgrading of fixed assets	(14,498,925)	(30,948,283)
Collection of receivables related to the sale of fixed assets	1,008,000	2,543,257
Sale of fixed assets	3,568,127	12,739,929

Net funds applied to investment activities	(25,686,894)	(200,443,894)

Financing activities
Exercise of Warrants	23,068,638	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	332,437	3,564,008
Increase in financial loans	6,757,677	177,457,104
Decrease in financial loans	(10,682,655)	(13,659,222)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,717,514)

Net funds provided by financing activities	16,670,247	165,644,376

Net decrease in funds	(8,212,303)	(23,444,734)

Items not involving changes in funds
Transfer of inventory to fixed assets	381,790	210,551
Increase in related companies by decrease in permanent investments	14,769,667	—
Repayment of financial loans through issue of stock by exercise of conversion right	19,364,974	593,038

Complementary information
Interest paid	10,682,656	5,539,530
Income tax expense paid	1,051,884	8,859,039

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

NOTE 1:	STANDARDS ACCOUNTING

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as approved, with certain amendments, by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and the Comisión Nacional de Valores.

b.	New Accounting Standards

The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14” and N° 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Comisión Nacional de Valores, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003.

Additionally, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003. Furthermore, The Comisión Nacional de Valores has adopted such Technical Resolution, through Resolution Nª 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, however the Company has not used the option for its application.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as from fiscal years or interim periods ended on or after March 31, 2002.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

On March 25, 2003, the Poder Ejecutivo Nacional issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Comisión Nacional de Valores on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of June 30, 2004, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement of comparative information.

In the comparative income statement, the result from exposure to changes in the purchasing power of the currency and the financial results are both included in “Financial Results”.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal year.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes, deferred liabilities and contingencies and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at June 30, 2004 and 2003.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

d.	Temporary investments

Mutual funds and notes are carried at market value as of year-end. Temporary investments do not exceed their recoverable value estimated at fiscal year-end.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

g.	Futures and Options

Futures and options relate to cereal commitments deliverable at a previously agreed price (see Note 4) and are carried at market value at fiscal year-end.

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal year-end.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the year, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the year, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 5 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas.

Holdings at June 30, 2004 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	25.42

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. at June 30, 2004 and 2003 are presented as complementary information.

At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

2.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost as of February 28, 2003 (Note 1.c.).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

•	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

•	Purchase value:

Valued at cost restated into year-end currency applying the coefficients mentioned in Note 1. c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the year of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the year.

m.	Shareholders’ equity

Initial balances and changes during the year have been restated into year-end currency following the criteria set forth in Note 1.c.

n.	Results for the year

The results for the year are disclosed in the paid cost.

The statement of income shows the financial results generated by assets and liabilities. Note 8.k. includes a breakdown of this information.

Financial results were segregated into results generated by assets and those generated by liabilities in the notes to the financial statements.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax.

The Company’s tax liability for each year will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid in
	Pesos	Pesos	Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749
Preferred offering
Fiscal year ended June 30, 2002 (Note 13)	2,353	2,353	2,353
Incentive Plan
Fiscal year 02 (Note 13)	480,000	480,000	480,000
Incentive Plan
Fiscal year 03 (Note 13)	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 14)-Fiscal year 2003	386,140	386,140	386,140
Incentive Plan (Note 13) - Fiscal year 04	332,437	332,437	332,437
Conversion of bonds in common stock (Note 14)-Fiscal year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note14)-Fiscal year 2004	12,965,710	12,965,710	12,965,710

Common and treasury stock at June 30, 2004	150,532,819	150,532,819	150,532,819

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

At June 30, 2004 the common and treasury stock consisted of 150,532,819 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 4:	FUTURES

At June 30, 2004 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – PURCHASE CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	10,160	118.10	89,995

OPTIONS – C.B.O.T. – SELL PUT - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	2,720	227.81	(23,487)
Corn	9,525	102.36	(44,248)

OPTIONS – C.B.O.T. - SELL CALL - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	4,080	323.35	(25,985)
Corn	10,160	133.85	(51,197)

OPTIONS – C.B.O.T. - PURCHASE CALL – CAMPAIGN 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	6,800	165.35	84,952

OPTIONS - PURCHASE CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	219.00	9,000

OPTIONS – SELL PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	800	227.00	(4,800)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

FUTURES – C.B.O.T. - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Soybean-purchase	7,072	279.25	1,974,856

FUTURES – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	400	102.25	40,900
Soybean-purchase	600	235.33	141,198
Soybean-sell	5,200	231.49	(1,203,748)

At June 30, 2003 the Company had arranged futures and options on the forward market as follows:

OPTIONS – C.B.O.T. – SELL CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	10,880	139.63	(51,971)

OPTIONS – C.B.O.T. – PURCHASE CALL - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	10,880	124.93	101,943

OPTIONS – SELL CALL - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	1,000	112.00	(4,000)

FUTURES – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-sell	1,900	105.14	(199,766)

OPTIONS – C.B.O.T. – SELL CALL – CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	16,320	227.81	(96,945)
Corn	8,890	105.73	(36,448)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T. – PURCHASE CALL - CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	198.42	161,909
Corn	5,080	90.55	48,897

OPTIONS – C.B.O.T. – PURCHASE PUT - CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	2,540	90.55	11,624

FUTURES – CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-purchase	400	83.75	33,500
Soybean-purchase	700	164.86	115,402

(1)	Strike price without deducting expenses.

(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law N° 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

In relation to this issue, the financial statements as of June 30, 2004 include a provision of Ps. 1,537,173 and a Ps. 3,567,003 charge in the Statement of Income and the financial statements as of June 30, 2003, include a provision of Ps. 3,204,773 and a charge of Ps. 7,224,996 in the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of June 30, 2004:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,257,115	(6,335)	250,802	2,501,582
Charge to results	(32,466)	6,355	(249,611)	(275,722)

Closing Balance	2,224,649	20	1,191	2,225,860

•	Deferred liabilities as of June 30, 2004:

	Fixed Assets	Inventories	Investments	Accrual	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,705)	(1,001,793)	(24,379,391)
Charge to results	(503,118)	(1,189,608)	(1,218,284)	(68,029)	(2,979,039)

Closing Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)

As of June 30, 2004, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 25,132,570.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Description	June 30, 2004	June 30, 2003
Income before income tax	39,816,416	74,873,126
Tax rate	35%	35%

Net results at tax rates:	13,935,746	26,205,594
Permanent differences at tax rate:
Restatement into constant currency	(6,987,075)	(18,698,579)
Penalties	1,863	39
Donations	(30,674)	573,423
Amortization FYO Goodwill	110,709	108,977
Result from purchase and sale of stock	1,135,034	1,785,678
Loss from related companies	(369,951)	(98,277)
Miscellaneous permanent differences	(82,258)	(28,690)

	7,713,394	9,848,165

89

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

During this year the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 2,224,649 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,224,649	2008

•	Deferred assets as of June 30, 2003:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	—	91,613	1,191	92,804
Charge to income	2,257,115	(97,948)	249,611	2,408,778

Closing Balance	2,257,115	(6,335)	250,802	2,501,582

•	Deferred liabilities as of June 30, 2003:

	Fixed Assets	Inventories	Investments	Provisions	Other	TOTAL
Initial Balance	(11,454,459)	(6,902,029)	—	(103,184)	(2,262,798)	(20,722,470)
Charge to income	(1,564,584)	(3,453,821)	(2,705)	(898,609)	2,262,798	(3,656,921)

Closing Balance	(13,019,043)	(10,355,850)	(2,705)	(1,001,793)	—	(24,379,391)

As of June 30, 2003, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 21,877,809.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	TRANSACTIONS WITH SUBSIDIARIES LAW 19,550 ARTICLE 33

As of June 30, 2004 and 2003 the results with Subsidiaries Law 19,550 Article 33 and related companies are as follows:

	June 30, 2004	June 30, 2003
Inversiones Ganaderas S.A.
Miscellaneous income	2,715	31,187
Administrative services	23,236	—
Financial interest	(148,484)	(102,464)
Miscellaneous expenses	(654)	(125,910)
Futuros y Opciones.Com S.A.
Administrative services	38,400	38,665
Financial interest	652	—
Miscellaneous expenses	(29,968)	(27,236)
Cactus Argentina S.A.
Administrative services	189,440	112,606
Financial interest	19,385	37,917
Miscellaneous income	173,549	23,604
Livestock expenses	(7,672,328)	(1,750,756)
Inversiones y Representaciones S.A.
Financial interest	—	201,800
Sales and Fees from sharing services	251,259	—

91

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Cash	69,859	26,191
Foreign currency (Schedule G)	46,431	3,239,854
Patacones currency	39	—
Local currency checking account	4,781,351	534,711
Patacones currency checking account	22	171,891
Lecop currency checking account	—	62,532
Foreign currency checking account (Schedule G)	1,220,084	6,627,063
Local currency saving account	12,295	6,181
Foreign currency saving account (Schedule G)	5,949,506	5,743,467
Checks to be deposited	443,374	367,247
Patacones checks to be deposited	—	25,783

	12,522,961	16,804,920

b.	Investments and Goodwill

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Investment
Investment (Schedule C and G)	1,490,311	5,459,835

	1,490,311	5,459,835

Investment
Investment from related companies (Schedule C)	274,977,554	213,361,465

	274,977,554	213,361,465

Other investments
Other investments (Schedule C and G)	132,962,608	139,160,243

	132,962,608	139,160,243

Goodwill
Goodwill (Schedule C)	(25,869,346)	(19,347,598)

	(25,869,346)	(19,347,598)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Accounts receivable in local currency	3,921,210	4,627,834
Less:
Provision for defaulting debtors (Schedule E)	(387,067)	(454,125)

	3,534,143	4,173,709
Accounts receivable in foreign currency (Schedule G)	3,779	2,011,421
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	9,216	17,812
Cactus Argentina S.A.	29,845	13,709

	3,576,983	6,216,651

d.	Other receivables and prepaid expenses

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Prepaid leases	4,465,136	1,894,560
Guarantee deposits (Schedule G)	2,188,998	682,027
Secured by mortgage and under legal proceedings (Schedule G)	1,033,997	531,602
Prepaid expenses	897,192	864,244
Tax prepayments (net of provisions)	7,489,734	91,391
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,346,401	1,334,692
Futuros y Opciones.Com S.A.	738,735	23,603
IRSA Inversiones y Representaciones S.A.	637	—
Shareholders	1,711,833	455,583
Other	164,674	255,260

	20,037,337	6,132,962

Non-current
Secured by mortgage	—	504,192
Tax on Minimum Hypothetical Income	17,154	—

	17,154	504,192

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Livestock	18,366,149	12,444,817
Crops	8,639,910	6,301,776
Unharvested crops	1,603,897	1,112,230
Seeds and fodder	238,378	165,355
Materials and others	4,041,594	1,424,711
Advances to suppliers	1,440,333	637,802

	34,330,261	22,086,691

Non-Current
Livestock	40,982,536	34,947,790

	40,982,536	34,947,790

f.	Trade accounts payables

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Suppliers in local currency	4,601,511	3,733,066
Suppliers in foreign currency (Schedule G)	1,110,314	436,439
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	1,108	—
Cactus Argentina S.A.	1,853,969	156,512
Futuros y Opciones.Com S.A. (Schedule G)	3,720	—
Related companies-Fundación IRSA	1,177,988	1,608,138
Accrual for other expenses (Schedule G)	2,085,778	1,176,690
Accrual for Directors’Fees ( net of advances)	3,471	3,838
Accrual for cereal expenses	213,177	108,825

	11,051,036	7,223,508

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Local financial loans (1)	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	1,332,584	1,425,499

	8,090,261	1,425,499

Non-Current
Convertible Bonds 2007 (Schedule G)	127,587,867	139,450,965
Convertible Bonds 2007 expenses	(1,706,993)	(1,499,911)

	125,880,874	137,951,054

(1)	Credit lines obtained at an average interest rate of 4%. They were repaid subsequent to the closing date.

h.	Salaries and social security payable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Vacation, statutory annual bonus allowance	1,001,301	846,198
Social security administration	166,415	123,385
Salaries payable	180,340	80,180
Health care scheme	2,533	780
Other	9,130	1,902

	1,359,719	1,052,445

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes Payable

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Accrual for income tax	4,246,881	6,099,825
Advances to Income tax	(2,808,338)	(4,669,379)
Tax on Minimum Hypothetical Income (Note 2.p.)	17,154	—
Value Added Tax	—	45,164
Property tax payable	103,284	170,389
Taxes withheld for income tax	163,926	43,289
Gross sales taxes	80,085	149,468
Taxes withheld-Gross sales taxes	(81,215)	(83,340)
Taxes withheld-Value Added Tax	—	(134,693)
Others	494	148,824

	1,722,271	1,769,547

Non-Current
Deferred tax	25,132,570	21,877,809

	25,132,570	21,877,809

j.	Other debts

	June 30, 2004	June 30, 2003
	Pesos	Pesos
Current
Advances to customers (Schedule G)	4,432,500	—
Accrual for Management fees (Note 5)	1,537,173	3,204,773
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	2,196,666	721,043
Futuros y Opciones.Com S.A.	—	183,023
Others	4,285	1,707

	8,170,624	4,110,546

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

k.	Financial results

	June 30, 2004 Income (loss)	June 30, 2003 Income (loss)
	Pesos	Pesos
Generated by assets:
Exchange differences and discounts	9,661,129	(54,118,298)
Interest income	239,595	761,347
Bad debts (Schedule E)	67,058	(50,000)
Reference stabilization index (CER)	(302,116)	507,772
Tax on debts and credits	(1,164,976)	(893,598)
Holding results	—	(2,640,590)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	11,517,318	7,080,857
Others	8,410	165,659
Inflation adjustment	—	(1,956,955)

	20,026,418	(51,143,806)

	June 30, 2004 Income (loss)	June 30, 2003 Income (loss)
	Pesos	Pesos
Generated by liabilities:
Holding results	—	1,286,969
Inflation adjustment	—	4,610,799
Reference stabilization index (CER)	—	(531,789)
Financial expenses
Convertible Bonds issued interest	(10,589,742)	(6,965,029)
Others	(1,256,405)	(1,276,683)
Exchange differences and discounts	(8,031,100)	43,128,172

	(19,877,247)	40,252,439

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:	ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	June 30, 2004	June 30, 2003	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2003	June 30, 2004	June 30, 2003
1st quarter 2004/2003 financial year	—	—		—	6,216,651		—	2,123,058
2nd quarter 2004/2003 financial year	—	1,422,315		—	—		—	—
3rd quarter 2004/2003 financial year	—	—		—	—		—	504,192
4th quarter 2004/2003 financial year	—	—		—	—		—	—
1st quarter 2005/2004 financial year	—	—		3,576,983	—		3,250,864	—
2nd quarter 2005/2004 financial year	1,388,504	—		—	—		—	—
3rd quarter 2005/2004 financial year	—	—		—	—		1,033,997	504,192
4th quarter 2005/2004 financial year	—	—		—	—		305,826	—
1st quarter 2006/2005 financial year	—	—		—	—		—	—
2nd quarter 2006/2005 financial year	—	—		—	—		—	—
3rd quarter 2006/2005 financial year	—	—		—	—		—	—
4th quarter 2006/2005 financial year	—	—		—	—		17,154	—
1st quarter 2007/2006 financial year	—	—		—	—		—	—
2nd quarter 2007/2006 financial year	—	—		—	—		—	—
3rd quarter 2007/2006 financial year	—	—		—	—		—	—
4th quarter 2007/2006 financial year	—	—		—	—		—	—
2nd quarter 2008/2007 financial year	132,941,891	139,139,526		—	—		—	—
Overdue	—	—		—	—		—	—
With no stated current term	101,807	4,037,520		—	—		15,446,650	3,505,712
With no stated non-current term	20,717	20,717		—	—		—	—

Total	134,452,919	144,620,078	—	3,576,983	6,216,651	—	20,054,491	6,637,154

b)	Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	June 30, 2004	June 30, 2003	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2003	June 30, 2004	June 30, 2003
At fixed interest rate	132,941,891	139,139,526		—	—		1,327,126	1,304,932
At variable interest rate	101,807	4,037,520		—	—		2,307,893	277,048
Non-interest bearing	1,409,221	1,443,032		3,576,983	6,216,651		16,419,472	5,055,174

Total	134,452,919	144,620,078	—	3,576,983	6,216,651	—	20,054,491	6,637,154

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:	ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES (Continued)

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
1st quarter 2004/2003 financial year	—	7,219,670	—	—	—	1,052,445	—	339,101	—	3,204,773
2nd quarter 2004/2003 financial year	—	3,838	—	1,425,499	—	—	—	1,430,446	—	—
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	11,047,565	—	6,757,677	—	1,359,719	—	266,574	—	1,541,458	—
2nd quarter 2005/2004 financial year	3,471	—	1,332,584	—	—	—	1,455,697	—	2,196,666	—
3rd quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	4,432,500	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	—	—	125,880,874	137,951,054	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	905,773
With no stated non-current term	—	—	—	—	—	—	25,132,570	21,877,809	—	—

Total	11,051,036	7,223,508	133,971,135	139,376,553	1,359,719	1,052,445	26,854,841	23,647,356	8,170,624	4,110,546

b)	Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
At fixed interest rate	—	—	132,638,551	137,951,054	—	—	—	—	2,196,666	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,051,036	7,223,508	1,332,584	1,425,499	1,359,719	1,052,445	26,854,841	23,647,356	5,973,958	4,110,546

Total	11,051,036	7,223,508	133,971,135	139,376,553	1,359,719	1,052,445	26,854,841	23,647,356	8,170,624	4,110,546

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Comisión Nacional de Valores (C.N.V.), 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF FARMS

On November 26, 2003 a title deed was signed for the farm “El 41 y El 42”, of 6478 hectares, located in the Department of Tapenagá, Province of Chaco. The price for the sale of the farm was of US$ 971,912 (US Dollars nine hundred and seventy one thousand, nine hundred and twelve). This sale generated a gain of Ps. 1,085,345 (Pesos one million eighty five thousand and three hundred and forty five).

On June 30, 2004 a bill of sale was signed for the farm “San Enrique”, of 977 hectares, located in the Department of General López, Province of Santa Fe. The price for the sale of the farm was of US$ 5,000,000 (US Dollars five million). This sale will generate a profit of US$ 4,300,000 (US Dollars four million and three hundred) approximately.

NOTE 12:	ADDITIONS OF FARMS

On November 11, 2003, Feria Jovita S.R.L. paid off the comercial loan due to Cresud S.A. by executing a deed to formalize the delivery in lieu of payment of a 9-hectare farm located in the Lavalle Department in the Province of Mendoza. The value of the property is Ps. 25,600.

NOTE 13:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	(Continued)

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the previous fiscal year, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the present fiscal year, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the closing of the fiscal year, an aggregate of 5,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the exercise of the preference offer before mentioned, the remaining balance is 235,000 shares.

NOTE 14:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the previous fiscal year, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,036 increase in the Company’s net shareholders’ equity.

During the present fiscal year, 6,670,763 Convertible Bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same year, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

After the closing of the fiscal year, 88,139 Convertible Bonds were converted into 173,570 ordinary shares, which resulted in a Ps. 265,122 increase in the Company’s net shareholders’ equity.

NOTE 15:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	(Continued)

During de fiscal year, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62,8 million originating the issuance of 27,616,878 ordinary shares with a nominal value of Ps. 1 each. As a consequence of the exercise of such conversion rights, the company has registered a Ps. 10.3 million loss originated by the dilution of their equity share in IRSA, which is shown in “Results of subsidiaries Law 19,550 and related companies” in the Statements of Income.

As of the date of issuance of these financial statements and as a result of the share conversion rights exercised as previously indicated, this effect has been reversed.

Subsequent to year-end, the Company acquired 350,000 ONC issued by IRSA Inversiones y Representaciones Sociedad Anónima for an amount of US$ 511,115.

NOTE 16:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – PURCHASE-SALE OF SHARES AND OPTIONS BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 each and 37,537 warrants at US$ 33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares. Such transaction implied a disburse amounting US$ 11.1 million.

Furthermore, on February 2, 2004, IRSA and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year.

In this respect, 4,774,000 shares were acquired for a total amount of Ps. 33.4 million.

On May 7, 2004, Ritelco S.A. sold a participation of 2,444,571 shares in Banco Hipotecario S.A. to the related company IFIS at a unit price of Ps. 7.0, the total amount of the operation being US$ 6.0 million, generating a loss of Ps. 1.6 million.

On June 30, 2004, Ritelco S.A. sold a participation of 43,000 shares in Banco Hipotecario S.A. to the related company IFIS at a unit price of Ps. 7.0, the total amount of the operation being US$ 0.1 million, generating net income of Ps. 0.01 million.

Consequently, at the date of issuance of the present financial statements, IRSA’s ownership of BHSA shares amounts 17,641,162.

NOTE 17:	SUBSEQUENT EVENTS

On August 25, 2004, a preliminary sales agreement was signed for the “Ñacurutú” farm, a 30,397-hectare property located in the Departments of Gral. Obligado and Vera in the Province of Santa Fe. The price was agreed at US$ 5,600,000 approximately (US Dollars five million six hundred thousand). This sale will provide a profit of approximately US$ 2,650,000.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule A

					Depreciation					Net carrying value at June 30, 2004	Net carrying value at June 30, 2003
Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of year	Rate %	Accumulated at the beginning of the year	Decrease of the year	Current year	Accumulated at the end of year
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	119,775,001	2,682,454	1,789,353	120,668,102	—	—	—	—	—	120,668,102	119,775,002
Wire fences	4,410,079	1,260	235,285	4,176,054	3	943,523	235,285	126,056	834,294	3,341,760	3,466,556
Watering troughs	3,103,575	32,706	—	3,136,281	5	735,540	—	160,039	895,579	2,240,702	2,368,035
Alfalfa fields and meadows	2,875,715	391,786	1,581,013	1,686,488	12-25-50	2,085,096	1,393,201	413,899	1,105,794	580,694	790,619
Buildings and constructions	5,329,283	102,204	—	5,431,487	2	1,975,341	—	88,161	2,063,502	3,367,985	3,353,942
Machinery	8,971,683	50,366	736,926	8,285,123	10	5,463,054	605,571	775,705	5,633,188	2,651,935	3,508,629
Vehicles	1,084,985	497,009	277,284	1,304,710	20	663,631	252,877	244,202	654,956	649,754	421,354
Tools	192,157	10,788	9,584	193,361	10	120,938	5,453	14,555	130,040	63,321	71,223
Furniture and equipment	1,050,606	95,687	149,816	996,477	10	681,878	123,245	85,977	644,610	351,867	368,728
Breeding livestock	251,843	—	251,843	—	20	251,843	251,843	—	—	—	—
Corral and leading lanes	580,737	27,927	—	608,664	3	93,353	—	18,420	111,773	496,891	487,384
Roads	1,267,137	—	173,717	1,093,420	10	661,729	173,717	115,143	603,155	490,265	605,407
Facilities	5,979,400	1,553,622	118,394	7,414,628	10-20-33	2,848,525	59,167	778,512	3,567,870	3,846,758	3,119,476
Computer equipment	1,096,113	109,566	5,702	1,199,977	20	865,517	5,702	109,306	969,121	230,856	241,927
Planes	10,444	—	10,444	—	10	10,444	10,444	—	—	—	—
Silo plants	1,166,150	2,964	—	1,169,114	5	252,571	—	63,074	315,645	853,469	913,643
Constructions in progress	2,308,012	9,260,138	—	11,568,150	—	—	—	—	—	11,568,150	2,308,012
Advances to suppliers	82,445	62,238	—	144,683	—	—	—	—	—	144,683	82,445

Total at June 30, 2004	159,535,365	14,880,715	5,339,361	169,076,719		17,652,983	3,116,505	2,993,049	17,529,527	151,547,192

Total at June 30, 2003	138,095,370	31,158,834	9,718,839	159,535,365		16,687,124	1,879,028	2,844,887	17,652,983		141,882,382

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule C

			Value at June 30, 2004	Value at June 30, 2003	Market value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
Type and characteristics of the securities		Amount					Capital	Income (loss) for the year	Shareholders’ Equity
			Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos			—	2,888,061
Fondo especial Banco Rio in pesos			—	1,042,426
Fondo plazo fijo Banco Rio in dollars		1,778	4,081	3,938	2.295653

			4,081	3,934,425

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)			1,388,504	1,422,315
Bonos Global 2010		110,000	97,096	102,465	0.882691
Bocon Pro 1		157,647	630	630	0.003996

			1,486,230	1,525,410

Total current investments			1,490,311	5,459,835

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	5,340,205	15,014,136
Shares		893,069	5,230,031	4,971,181
Contribution on account of future subscriptions of shares	Nominative		7,865	7,865
Higher value of property			11,179,150	11,179,150

			16,417,046	16,158,196

INVERSIONES GANADERAS S.A.					unlisted	Raising and grazing cattle	5,326,589	568,576	11,126,241
Shares		5,326,588	10,396,631	9,828,057
Contribution on account of future subscriptions of shares	Nominative		729,585	729,585

			11,126,216	10,557,642

CACTUS ARGENTINA S.A.					unlisted	Explotation and administration of agricultural and beef cattle products	1,300,000	802,683	6,558,230
Shares		650,000	1,143,497	742,155
Contribution on account of future subscriptions of shares			2,135,618	2,135,618

			3,279,115	2,877,773

FUTUROS Y OPCIONES. COM S.A.					unlisted	Gives information about markets and services of economic and financial consulting through internet	12,000	(470,875)	218,080
Shares		8,400	(2,574,138)	(2,244,525)
Contribution on account of future subscriptions of shares			2,726,793	2,726,793

IRSA Inversiones y Representaciones S.A.			152,655	482,268

Shares		63,247,601	244,002,522	183,285,586	listed	Real state	248,802,994	87,864,403	959,855,500

			244,002,522	183,285,586

		Subtotal	274,977,554	213,361,465

Other Investments
Convertible Bonds 2007 - IRSA		44,943,168	132,941,891	139,139,526
Coprolán	Nominative		20,717	20,717	unlisted

		Subtotal	132,962,608	139,160,243

Goodwill
Goodwill			659,676	1,319,353
IRSA negative goodwill			(26,529,022)	(20,666,951)

		Subtotal	(25,869,346)	(19,347,598)

Total non-current investments			382,070,816	333,174,110

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule E

Item	Opening balances	Increases (1)	Deductions (1)	Inflation adjustment	Value at June 30, 2004	Value at June 30, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Deducted from assets
Defaulting debtors	454,125	—	(67,058)	—	387,067	454,125

Total at June 30, 2004	454,125	—	(67,058)	—	387,067

Total at June 30, 2003	774,854	50,000	(286,146)	(84,583)		454,125

(1)	The accounting appropriation is included in Note 8.k.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004		June 30, 2004
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	45,097,923	32,889,218	2,294,684	1,467,561	—	—	47,392,607		34,356,779
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	106,386	287,423	58,969	115,435	—	—	165,355		402,858
Materials	1,222,255	2,749,377	—	—	33,362	51,732	169,094	170,588	1,424,711		2,971,697

	8,636,261	28,807,071	45,204,309	33,176,641	2,387,015	1,634,728	169,094	170,588		56,396,679		63,789,028
Holding results	—	—	1,720,601	10,220,032	388,308	984,199	—	—		2,108,909		11,204,231
Commodities market results	(50,674)	(290,717)	—	—	—	—	—	—		(50,674)		(290,717)
Transfer of Inventories to expenses	(164,529)	(93,181)	—	—	—	—	—	—		(164,529)		(93,181)
Transfer of Inventories to fixed assets	(368,192)	(207,388)	—	—	—	—	(13,598)	(3,163)		(381,790)		(210,551)
Transfer of Unharvested crops to expenses	(14,455,385)	(13,762,016)	(423,539)	(379,693)	(392,600)	(183,214)	(597,095)	(502,491)		(15,868,619)		(14,827,414)
Recovery of Inventories	—	—	260,193	254,651	(260,193)	(254,651)	—	—		—		—
Purchases	16,430,101	14,301,841	14,406,237	2,694,733	1,186,645	167,262	604,325	540,986		32,627,308		17,704,822
Operating expenses (Schedule H)	19,463,835	19,306,202	14,868,433	7,104,397	2,297,908	1,521,863	86	60,729		36,630,262		27,993,191
Less:
Inventories at the end of the year
Beef cattle	—	—	(55,198,055)	(45,097,923)	(4,150,630)	(2,294,684)	—	—	(59,348,685)		(47,392,607)
Crops	(8,639,910)	(6,301,776)	—	—	—	—	—	—	(8,639,910)		(6,301,776)
Unharvested crops	(1,603,897)	(1,112,230)	—	—	—	—	—	—	(1,603,897)		(1,112,230)
Seeds and fodder	—	—	(134,870)	(106,386)	(103,508)	(58,969)	—	—	(238,378)		(165,355)
Materials	(3,842,219)	(1,222,255)	—	—	(44,982)	(33,362)	(154,393)	(169,094)	(4,041,594)	(73,872,464)	(1,424,711)	(56,396,679)

Cost of Sales	15,405,391	39,425,551	20,703,309	7,866,452	1,307,963	1,483,172	8,419	97,555		37,425,082		48,872,730

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule G

	June 30, 2004				June 30, 2003
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
			Pesos	Pesos			Pesos
Current Asset
Cash and banks
Cash and banks	US$	2,472,934	2.92	7,216,021	US$	5,781,624	15,610,384
Investments:
Mutual funds	US$	1,399	2.92	4,081	US$	1,459	3,940
Interest of Convertible Bonds 2007 - IRSA	US$	469,406	2.96	1,388,504	US$	507,970	1,422,315
Trade accounts receivable:
Accounts receivable	US$	1,295	2.92	3,779	US$	744,971	2,011,421
Other receivables and prepaid expenses:
Secured by mortgages	US$	354,351	2.92	1,033,997	US$	—	—
Guarantee deposits	US$	750,171	2.92	2,188,998	US$	252,603	682,027
Investments:
Convertible Bonds 2007 - IRSA	US$	44,943,168	2.96	132,941,891	US$	49,692,688	139,139,526

Total Asset	US$	48,992,724		144,777,271	US$	56,981,315	158,869,613

Current liabilities
Trade accounts payable:
Suppliers	US$	375,360	2.96	1,110,314	US$	155,871	436,439
Accrual for other expenses	US$	499,662	2.96	1,477,683	US$	168,608	472,102
Loans:
Interest of Convertible Bonds 2007	US$	450,502	2.96	1,332,584	US$	509,107	1,425,499
Other debts:
Advances to customers	US$	1,500,000	2.96	4,432,500	US$	—	—
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	43,133,153	2.96	127,587,867	US$	49,803,916	139,450,965

Total Liabilities	US$	45,958,677		135,940,948	US$	50,637,502	141,785,005

US$:	US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the years beginning as from July 1, 2003 and 2002 and ended on June 30, 2004 and 2003

(Notes 1 and 2)

Schedule H

	Total June 30, 2004	Operating Expenses					Expenses		Total June 30, 2003
Items		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	9,917	—	—	—	—	—	—	9,917	41,718
Fees and payments for services	1,676,595	755,964	529,515	183,430	43,019	—	—	920,631	1,205,908
Salaries and wages	5,177,787	2,528,952	734,734	1,464,626	329,592	—	—	2,648,835	3,999,844
Social security contributions	834,484	396,872	191,277	186,558	19,037	—	—	437,612	693,275
Taxes, rates and contributions	481,239	412,520	175,714	208,659	28,061	86	—	68,719	481,927
Gross sales taxes	573,932	—	—	—	—	—	573,932	—	704,895
Office and administrative expenses	285,615	—	—	—	—	—	—	285,615	258,532
Bank commissions and expenses	11,603	11,603	6,605	4,687	311	—	—	—	20,302
Depreciation of fixed assets	2,993,049	2,746,317	1,509,592	1,009,111	227,614	—	—	246,732	2,844,887
Vehicle and travelling expenses	519,879	340,475	159,494	167,838	13,143	—	—	179,404	425,517
Spare parts and repairs	1,100,732	1,100,732	555,944	457,643	87,145	—	—	—	745,051
Insurance	317,702	42,170	20,106	20,677	1,387	—	—	275,532	342,492
Employees’ maintenance	193,399	145,446	41,583	98,085	5,778	—	—	47,953	153,959
Livestock expenses	11,867,177	10,658,936	—	10,658,936	—	—	1,208,241	—	4,783,074
Dairy farm expenses	1,530,085	1,530,085	—	—	1,530,085	—	—	—	993,744
Agricultural expenses	18,031,110	15,110,581	15,110,581	—	—	—	2,920,529	—	19,911,110
Silo expenses	389,016	389,016	389,016	—	—	—	—	—	45,750
General expenses	460,593	460,593	39,674	408,183	12,736	—	—	—	427,109

Total at June 30, 2004	46,453,914	36,630,262	19,463,835	14,868,433	2,297,908	86	4,702,702	5,120,950	—

Total at June 30, 2003		27,993,191	19,306,202	7,104,397	1,521,863	60,729	5,878,515	4,207,388	38,079,094

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

for the year ended June 30, 2004

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Annual Report, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at June 30, 2004.

	Other Receivables	Intercompany Article 33 Law 19,550
		FYO	IRSA	CACTUS
		Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos
Current	13,666,703	738,735	637	1,040,575

b.	Accounts Receivable and other receivables to fall due at June 30, 2004

	Trade Accounts Receivable	Intercompany Article 33 Law 19,550		Other Receivables	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Trade Accounts Receivable	Trade Accounts Receivable		Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos
09.30.04	3,537,922	9,216	29,845	3,250,864	—
03.31.05	—	—	—	1,033,997	—
06.30.05	—	—	—	—	305,826
06.30.06	—	—	—	17,154	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at June 30, 2004.

b.	Debts without a due date at June 30, 2004 amount to Ps. 25,132,570 correspond to Deferred Tax.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at June 30, 2004

	Accounts Payable	Intercompany Article 33 Law 19,550			Loans	Salaries and Social Security Charges	Tax Payable	Other Debts	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA
		Accounts Payable							IGSA
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
09.30.04	9,188,768	1,853,969	3,720	1,108	6,757,677	1,359,719	266,574	1,541,458	—
12.31.04	3,471	—	—	—	1,332,584	—	1,455,697	—	2,196,666
06.30.05	—	—	—	—	—	—	—	4,432,500	—
12.31.07	—	—	—	—	125,880,874	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable	Intercompany Article 33 Law 19,550			Intercompany Article 33 Law 19,550
		IGSA	CACTUS	Other Receivables	CACTUS	FYO	IRSA
		Trade Accounts Receivable	Trade Accounts Receivable		Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In pesos	3,534,143	9,216	29,845	14,745,723	1,346,401	738,735	637
In US Dollars	3,779	—	—	3,222,995	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable	Intercompany Article 33 Law 19,550			Intercompany Article 33 Law 19,550
		IGSA	CACTUS	Other Receivables	CACTUS	FYO	IRSA
		Trade Accounts Receivables	Trade Accounts Receivables		Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	3,329,193	305,826	—	—
Outstanding Balances not accruing interests	3,537,922	9,216	29,845	14,639,525	1,040,575	738,735	637

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable	Intercompany Article 33 Law 19,550			Loans	Salaries and Social Security Charges	Taxes Payable	Other Debts	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA					IGSA
		Accounts Payable							Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In pesos	6,604,242	1,853,969	3,720	1,108	5,050,684	1.359,719	26,854,841	1,541,458	2,196,666
In US Dollars	2,587,997	—	—	—	128,920,451	—	—	4,432,500	—

b.	All debts outstanding are not subject to adjustment provisions.

	Accounts Payable	Intercompany Article 33 Law 19,550			Loans	Salaries and Social Security Charges	Taxes Payable	Other Debts	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA					IGSA
		Accounts Payable							Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	—	—		—	132,638,551	—	—	—	2,196,666
Outstanding debts not accruing interests	9,192,239	1,853,969	3,720	1,108	1,332,584	1,359,719	26,854,841	5,973,958	—

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2004 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At June 30, 2004 there were advance payments to directors for Ps. 6,446, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law 19,550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured	Account Value
		Pesos	Pesos
Buildings, machinery and silos	Fire	1,050,000	6,873,389
Vehicles	Theft, fire and civil and third parties liability	3,871,010	649,754
Furniture, office and electronic equipment	Theft. fire and technical insurance	3,000,000	582,723

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders’ equity.

17.	CONTINGENCIES

At June 30, 2004 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30, 2001	At June 30, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Current Assets	73,098,688	58,429,226	110,501,852	199,036,680	127,018,104
Non Current Assets	572,980,324	509,353,863	269,376,563	248,624,949	275,781,974

Total Assets	646,079,012	567,783,089	379,878,415	447,661,629	402,800,078

Current Liabilities	28,751,274	15,076,827	35,796,729	53,917,813	13,616,873
Non Current Liabilities	152,094,091	160,700,428	21,033,814	21,849,030	21,764,480

Total Liabilities	180,845,365	175,777,255	56,830,543	75,766,843	35,381,353

Minority Interest	65,451	206,709	430,751	533,696	130,509

Shareholders’ Equity	465,168,196	391,799,125	322,617,121	371,361,090	367,288,216

	646,079,012	567,783,089	379,878,415	447,661,629	402,800,078

Comparative Income Structure

	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30 2001	At June 30, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Operating income (loss)	16,992,431	27,647,561	16,359,517	433,807	(6,374,449)
Financial and holding results	205,548	(10,940,327)	(8,738,456)	12,389,299	9,973,490
Other income and expenses and results from related companies	26,596,680	65,916,932	(41,083,277)	(813,161)	(328,427)
Management fees	(3,567,003)	(7,224,996)	—	(935,742)	(330,540)

Operating net Income (loss)	40,227,656	75,399,170	(33,462,216)	11,074,203	2,940,074
Income tax	(8,265,895)	(10,598,255)	(18,654,461)	(4,572,741)	(1,245,053)
Minority interest	141,261	224,046	348,883	397,526	83,917

Net income (loss)	32,103,022	65,024,961	(51,767,794)	6,898,988	1,778,938

Production volume

	3Q June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	3Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	3Q June 30, 2002	Accumulated July 1 , 2001 to June 30, 2002	3Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	3Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000
Beef Cattle (in Kgs.)	2,894,026	11,343,210	1,903,963	9,121,456	969,928	10,493,012	2,611,847	12,717,373	2,391,052	12,902,899

Butyraceous (in Kgs)	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671

Crops (in quintals)*	420,682	746,118	348,138	703,692	871,227	1,424,780	673,498	1,017,590	898,591	1,599,920

*	One quintals equals one hundred kilograms

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (Continued)

Sales volume

	3Q June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	3Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	3Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	3Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	3Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000
Beef Cattle (in Kgs.)	4,078,763	14,539,685	3,119,328	9,550,368	5,008,406	18,200,935	5,240,405	17,455,002	4,377,058	18,520,203

Butyraceous (in Kgs.)	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671

Crops (in quintals)*	254,603	643,980	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002	448,123	1,260,676

*	One quintals equals one hundred kilograms

Local Market

	3Q June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	3Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	3Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	3Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	3Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000
Beef Cattle (in Kgs. )	4,078,763	14,539,685	3,119,328	9,550,368	5,008,406	18,200,935	5,240,405	17,455,002	4,377,058	18,520,203

Butyraceous (in Kgs.)	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671

Crops (in quintals)*	254,603	643,980	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002	448,123	1,248,880

*	One quintals equals one hundred kilograms

Exports

	3Q June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	3Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	3Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	3Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	3Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	—	—	11,796

*	One quintals equals one hundred kilograms

Ratios

	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30, 2001	At June 30, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Liquidity	2.542	3.875	3.087	3.691	9.328
Solvency	2.572	2.229	5.677	4.901	10.381
Fixed of Capital	0.887	0.897	0.709	0.555	0.685
Return on Equity	0.093	0.231	(0.089)	0.030	0. 008

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended, and the complementary notes 1 to 17 and schedules A, C, E, F, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries for the years then ended, Notes 1 to 8 and schedules A, B, C, E, F, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Auditors (Continued)

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2004 and 2003 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2004 and 2003 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

Report of Independent Auditors (Continued)

d)	At June 30, 2004, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $116.846,95, none of which was claimable at that date.

Autonomus City of Buenos Aires, September 7, 2004

PRICE WATERHOUSE & CO

(Partner)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U. Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A. Buenos Aires T175 - F65

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: September 20, 2004